Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

COMPANY REGISTRY (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2024

Date, Time, and Venue: April 26, 2024, at 10:00 a.m., at the headquarters of JBS S.A., located at Avenida Marginal Direita do Tietê, 500, Bloco 2, Auditório – Térreo, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo (“Company”).

Call notice and publications: (i) the Call Notice was published in the Valor Econômico newspaper, national and electronic editions, on March 27, 28, and 29, 2024, pages C3, A14, and A10, respectively, under Article 124 of Law 6,404, of December 15, 1976 (“Law 6,404/76”); and (ii) the documents addressed to in Article 133 of Law 6,404/76, referring to the fiscal year ended December 31, 2023, were published in the Valor Econômico newspaper, national and electronic editions, on March 27, 2024, pages G1 to G14 in the printed edition, and the documents addressed to in Articles 10, 11, and 13 of Resolution 81 of March 29, 2022, of the Brazilian Securities and Exchange Commission (“CVM”), as amended (“CVM Resolution 81/22”) were presented to the CVM through the Empresas.Net System, on March 26, 2024.

Attendance: shareholders representing 87.78% of the Company’s voting capital at the Annual Shareholders’ Meeting, and shareholders representing 87.78% of the Company’s voting capital at the Extraordinary Shareholders’ Meeting, with sufficient quorum, respectively, to install the Meeting, under Law 6,404/76. According to Article 47 of CVM Resolution 81/22, shareholders who attended the Meeting in person or were validly represented, and those whose remote voting form was considered valid by the Company are considered present at the Meeting. The meeting was also attended by Mr. Jeremiah O’Callaghan, Company Director and Chair of the Board of Directors, Mr. Adrian Lima da Hora, Chair of the Company’s Fiscal Council, Mr. Carlos Hamilton Vasconcelos Araújo, Coordinator of the Statutory Audit Committee, and Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda., as provided for in Paragraph 1 of Article 134 of Law 6,404/76.

Presiding Board: The meeting was presided over by Jeremiah O’Callaghan, as Chair, and Daniel Schmidt Pitta was appointed as Secretary, according to Article 11 of the Company’s Bylaws.

Reading of Documents: the reading of the documents related to the agenda of this Meeting was waived, as provided for in Articles 133 and 134 of Law 6,404/76, since the Company’s shareholders have gained full awareness of the aforementioned documents and (i) were made available to shareholders at the Company’s headquarters; (ii) were made available online through the Company’s Investor Relations Department, at www.jbs.com.br/ri; (iii) were presented to B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under Paragraph 6 of Article 124 of Law 6,404/76; and (iv) were presented to the CVM through the Empresas.Net System.

Agenda: (1) Annual Shareholders’ Meeting: (1.i) resolve on the financial statements and Management accounts for the fiscal year ended December 31, 2023; (1.ii) resolve on the proposal for the allocation of net income for the fiscal year ended December 31, 2023; (1.iii) resolve on the number of members that will comprise the Fiscal Council for the next term of office; (1.iv) elect the sitting members of the Company’s Fiscal Council and their respective alternates; and (1.v) resolve on the annual overall compensation for Management, Fiscal Council members, and Statutory Audit Committee members for 2024. (2) Extraordinary Shareholders’ Meeting: (2.i) resolve on the ratification of the election of three members for the Board of Directors, under Article 150 of Brazilian Corporation Law and Paragraph 9 of Article 16 of the Company’s Bylaws; (2.ii) resolve on the eligibility of the three Board of Directors members as independent members; (2.iii) resolve on the increase in the number of members who will compose the Company’s Board of Directors for the current term of office until the Annual Shareholders’ Meeting to be held in 2025, from 9 (nine) to 11 (eleven) members; (2.iv) elect 2 (two) new sitting members for the Company’s Board of Directors; (2.v) resolve on the rectification, in the protocol and justification of merger, by the Company, of Midtown Participações Ltda. (“Merger”), of information related to the properties transferred the Company under the Merger and ratify all other provisions outlined in the aforementioned instrument; (2.vi) resolve on the amendment to Paragraph 1 of Article 10 of the Bylaws to update the minimum period to convene JBS’s General Meeting; and (2.vii) authorize the Company’s Executive Board to take all measures necessary or convenient to implement the resolutions approved herein.

Resolutions: the meeting was opened and the attending shareholders unanimously resolved to (i) waive the reading of the Call Notice and the Management Proposal; (ii) prepare these minutes in summary form, according to Paragraph 1 of Article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company’s headquarters; and (iii) publish these minutes with the omission of the signatures of the attending shareholders, according to Paragraph 2 of Article 130 of Law 6,404/76.

The Company informed that it adopted the remote voting form system, under CVM Resolution 81/22, and that, according to Paragraph 5 of Article 48 of CVM Resolution 81/22, it will disregard the remote voting instructions of (i) shareholders or shareholder representatives who, attending the meeting in person, request to exercise their vote in person; and (ii) shareholders who are not eligible to vote at the meeting or respective resolution. Then, the attending shareholders unanimously resolved to waive the reading of the map containing the remote voting instructions, under Paragraph 4 of Article 48 of CVM Resolution 81/22, and the copies were made available to those present for consultation during the work.

After making these preliminary considerations and resolutions regarding the formal aspects of the drawing up these minutes, the items on the agenda were discussed.

(1) At the Annual Shareholders’ Meeting:

(1.i) The Meeting approved, by a majority vote, recording the abstentions, including of those legally impeded, and votes against, according to the voting map attached as Exhibit A herein, the financial statements and Management accounts for the fiscal year ended December 31, 2023, accompanied by the reports issued by the independent auditors and the Company’s Fiscal Council and Statutory Audit Committee.

(1.ii) Considering that the Company reported a loss of R$1,060,969,423.28 (one billion, sixty million, nine hundred and sixty-nine thousand, four hundred and twenty-three reais and twenty-eight centavos) in the fiscal year ended December 31, 2023, the loss for the period will be absorbed by the balance of the profit reserves, which was approved considering all valid votes on this matter, according to the map made available as Exhibit A.

(1.iii) The Meeting approved, considering all valid votes, according to the voting map included in Exhibit A herein, the composition of the Company’s Fiscal Council of 5 (five) sitting members and their respective alternates for the next term of office of 1 (one) year, until the Annual Shareholders’ Meeting that analyzes, discusses, and votes on Management accounts and the financial statements for the fiscal year ended December 31, 2024.

(1.iv) The Meeting approved, by a majority vote, recording the abstentions, including of those legally impeded, and votes against, the following members of the Company’s Fiscal Council, according to the voting map attached as Exhibit A herein:

At a general election

(a)	Adrian Lima Da Hora, Brazilian, married, Business Administrator, holder of Identity Card (RG) number 3789 CRA/PE, enrolled under individual taxpayer’s ID (CPF) number 372.365.394-49, resident and domiciled in the city and state of São Paulo, at Rua dos Pinheiros, 801, apt. 241, CEP 05422-011, with his alternate being André Alcantara Ocampos, Brazilian, married, Accountant, holder of Identity Card (RG) number 30.883.622-4 SSP/SP, enrolled under individual taxpayer’s ID (CPF) number 273.340.808-90, resident and domiciled in the city and state of São Paulo, with commercial offices in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000;

(b)	Demetrius Nichele Macei, Brazilian, married, Lawyer, holder of Identity Card (RG) number 19.526.517 SESP/SP, enrolled under individual taxpayer’s ID (CPF) number 787.870.509-78, resident and domiciled in the city of Curitiba, state of Paraná, at Av. República Argentina, 1336, conj. 1107, CEP 80620-010, with his alternate being Marcos Godoy Brogiato, Brazilian, married, Accountant, holder of Identity Card (RG) number 7.469.921-0 SSP/SP, enrolled under individual taxpayer’s ID (CPF) number 949.583.438-49, resident and domiciled in the city and state of São Paulo, at Rua Isette Caiubi Ariane, 54, CEP 02914-100;

(c)	José Paulo da Silva Filho, Brazilian, married, Accountant, holder of Identity Card (RG) number 55.837.704-X SSP/SP, enrolled under individual taxpayer’s ID (CPF) number 386.730.294-49, resident and domiciled in the city of Santana de Parnaíba, state of São Paulo, at Alameda Dourado, 206, Residencial 11, Alphaville, CEP 06540-285, with his alternate being Sandro Domingues Raffai, Brazilian, married, Accountant, holder of Identity Card (RG) number 13.541.060 SSP/SP, enrolled under individual taxpayer’s ID (CPF) number 064.677.908-71, resident and domiciled in the city and state of São Paulo, at Rua Santa Francisca, 155, Vila Jaguara, CEP 05116-090;

(d)	Orlando Octávio de Freitas Júnior, Brazilian, divorced, Auditor, holder of Identity Card (RG) number 9.128.418 SSP/SP, enrolled under individual taxpayer’s ID (CPF/MF) number 084.911.368-78, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Caiowaa, 1575, apto. 162, CEP 01258-011, with his alternate being Paulo Sérgio Cruz Dortas Matos, Brazilian, married, Consultant, holder of Identity Card (RG) number 01.078.914/68 (SSP/BA), enrolled under individual taxpayer’s ID (CPF/MF) number 219.961.055/15, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Bernardino Machado, 403, Granja Julieta, CEP 04722-120; and

(e)	Patricia da Silva Barros, Brazilian, divorced, Engineer, holder of Identity Card (RG) number 09.668.635-7, enrolled under individual taxpayer’s ID (CPF) number 072.576.167-95, resident and domiciled in the city of Niterói, state of Rio de Janeiro, at Rua Dr. Tavares de Macedo, 41, apt. 503, Icaraí, CEP 24220-215, with her alternate being Marcos Alberto Pereira Motta, Brazilian, married, Engineer, enrolled under individual taxpayer’s ID (CPF) number 008.528.317-73, resident and domiciled in the city and state of Rio de Janeiro, at Rua Bambina, 180, apt. 302, Botafogo, CEP 22251-050, who were appointed by the shareholder BNDES Participações S.A. – BNDESPAR and included in the slate proposed by management.

Thus, the Fiscal Council is now comprised of the following members: (i) Adrian Lima da Hora; Demetrius Nichele Macei; José Paulo da Silva Filho; Orlando Octávio de Freitas Junior; and Patricia da Silva Barros, as sitting members; and (ii) André Alcantara Ocampos; Marcos Godoy Brogiato; Sandro Domingues Raffai; Paulo Sérgio Cruz Dortas Matos; and Marcos Alberto Pereira Motta, as alternate members.

The elected Fiscal Council members shall have a unified term of office for 1 (one) year, expiring at the Company’s Annual Shareholders’ Meeting that will resolve on the financial statements for the fiscal year ending on December 31, 2024.

The Fiscal Council members elected herein shall take office in their respective positions, according to Law 6,404/76, and Article 40 of B3’s Novo Mercado Regulation, when they must present a clearance statement for their positions, according to articles 147 and 162 of Law 6,404/76.

(1.v) The Meeting approved, by a majority vote, recording the abstentions and votes against, according to the voting map attached as Exhibit A herein, the establishment of the annual and overall compensation for the Management and individual members of the Fiscal Council the Statutory Audit Committee, of up to R$269,342,164.59 (two hundred and sixty-nine million, three hundred and forty-two thousand, one hundred and sixty-four reais and fifty-nine centavos).

(2) At the Extraordinary Shareholders’ Meeting:

(2.i) The Meeting approved, by a majority vote, recording the votes against, according to the voting map attached as Exhibit A herein, the ratification of the election of the following members for the Board of Directors, under Article 150 of Brazilian Corporation Law, and Paragraph 9 of Article 16 of the Company’s Bylaws:

(a)	Kátia Regina de Abreu Gomes, Brazilian, married, Psychologist, holder of Identity Card (RG) number 1.705.124 SSP- TO, enrolled under individual taxpayer’s ID (CPF) number 613.303.451-34, resident and domiciled in the city of Brasília, Distrito Federal, at QI 19 conjunto 8, casa 7, Lago Sul, CEP 70297-400;

(b)	Paulo Bernardo Silva, Brazilian, legally separated, Retired, holder of Identity Card (RG) number 347,788 SSP- TO, enrolled under individual taxpayer’s ID (CPF) number 112.538.191-49, resident and domiciled in the city of Brasília, Distrito Federal, at QI 3 conjunto 8, casa 203, Lago Sul, CEP 70675-306; and

(c)	Cledorvino Belini, Brazilian, married, Business Administrator, holder of Identity Card (RG) number MG 6.539.933 Polícia Civil-MG, enrolled under individual taxpayer’s ID (CPF) number 116.050.068-15, resident and domiciled in the city of Nova Lima, state of Minas Gerais, at Alameda Cristalo, nº 16, Condomínio Vila Alpina, CEP 3400-7314.

It is hereby recorded that the terms of office of the Board of Directors members ratified herein will be 2 (two) years, until the Annual Shareholders’ Meeting that analyzes, discusses, and votes on Management accounts and the financial statements for the fiscal year ended December 31, 2024.

The Board of Directors members, whose election is being ratified, shall take office in their respective positions, according to Article 149 of Law 6,404/76, and Article 40 of B3’s Novo Mercado Regulation, when they must present a clearance statement for their positions, according to Article 147 of Law 6,404/76.

(2.ii) The Meeting approved, by a majority vote, recording the abstentions and votes against, according to the voting map attached as Exhibit I herein, the eligibility of the three Board of Directors members, whose election was ratified, namely Ms. Kátia Regina de Abreu Gomes, Mr. Paulo Bernardo Silva, and Mr. Cledorvino Belin, as independent members Board of Directors.

(2.iii) The Meeting approved, by a majority vote, recording the abstentions and votes against, according to the voting map included in Exhibit A herein, the increase in the number of members for the Board of Directors for the current term of office until the Annual Shareholders’ Meeting to be held in 2025, from 9 (nine) to 11 (eleven) members.

(2.iv) The Meeting elected, by a majority vote, recording the abstentions and votes against, the following members of the Company’s Board of Directors, according to the voting map attached as Exhibit A herein:

(a)	Mr. Wesley Mendonça Batista, Brazilian, married, Businessman, holder of Identity Card (RG) number 59.075.075-6, enrolled under individual taxpayer’s ID (CPF) number 364.873.921-20, resident and domiciled in the city of São Paulo, state of São Paulo, with business address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000; and

(b)	Mr. Joesley Mendonça Batista, Brazilian, married, Businessman, holder of Identity Card (RG) number 967.397, enrolled under individual taxpayer’s ID (CPF) number 376.842.211-91, resident and domiciled in the city of São Paulo, state of São Paulo, with business address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000.

Accordingly, the Board of Directors is now composed of the following members: Jeremiah Alphonsus O’Callaghan; José Batista Sobrinho; Wesley Mendonça Batista; Joesley Mendonça Batista; Alba Virginia Pettengill Vacca (independent member); Gelson Luiz Merisio (independent member); Francisco Sergio Turra (independent member); Carlos Hamilton Vasconcelos Araújo (independent member); Kátia Regina de Abreu Gomes (independent member); Paulo Bernardo Silva (independent member), and Cledorvino Belini (independent member).

The elected Board of Directors members shall have a unified term of office of 2 (two) years, expiring at the Annual Shareholders’ Meeting that will resolve on the financial statements for the fiscal year ending on December 31, 2024.

The Board of Directors members elected herein shall take office in their respective positions, according to Article 149 of Law 6,404/76, and Article 40 of B3’s Novo Mercado Regulation, when they must present a clearance statement for their positions, according to Article 147 of Law 6,404/76.

(2.v) The Meeting approved, considering all valid votes, according to the voting map included in Exhibit A herein, the rectification of the Protocol and Justification of the Merger, by the Company, of Midtown Participações Ltda., according to Exhibit B herein.

(2.vi) The Meeting approved, considering all valid votes, according to the voting map included in Exhibit A herein, the amendment to Paragraph 1 of Article 10 of the Company’s Bylaws, to update the minimum term to convene the General Meeting, and the Bylaws shall become effective according to Exhibit C herein.

(2.vii) The Meeting approved, considering all valid votes, according to the voting map attached as Exhibit A herein, the authorization for the Company’s managers to perform all acts required or convenient for the implementation of the matters approved in this Annual and Extraordinary Shareholders’ Meeting.

Closure, Drawing-up, and Reading of the Minutes: the presiding board received the vote manifestation of the shareholder BNDES Participações S/A - BNDESPAR, which will be filed at the Company’s headquarters. There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attendance:

Jeremiah O’Callaghan

Chair of the Board of Directors and Executive Officer

Adrian Lima Da Hora

Chair of the Company’s Fiscal Council

Carlos Hamilton Vasconcelos Araújo

Coordinator of the Statutory Audit Committee

Fabian Junqueira and Rafael Santos

Representatives of KPMG Auditores Independentes Ltda.

Represented by Thamirez Cupola Ganino

JBS PARTICIPAÇÕES SOCIETÁRIAS S.A.

J&F Investimentos S.A.

Represented by Vicente Giurizatto da Silveira and Luciana Najan Silva da Cruz

BNDES Participações S.A. - BNDESPAR

MILENA HITOMI YANAGISAWA

Represented by Victor Campinho:

Amanda Morelli Bachega, Marcela de Sousa Afonso Rocha, Maria Cristina de Almeida Manzano, Gilberto Tomazoni, Jeremiah O’Callaghan, Raphael Jacob de Magalhães Corrêa, Osorio Dal Bello, Kim Araujo Camões de Sena, Adriano Claudio Pires Rbeiro, Eduardo Ferreira Gomes, Nelson Dalcanale, Marco Antonio Bortolon, Flavio Gomes Malnarcic, Joanita Maria Maestri Karoleski, Marcelo Zanata Estevam

Represented by Christiano Marques de Godoy:

AMUNDI INDEX SOLUTIONS, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF

Participants who voted via remote voting:

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, MSCI EQUITY INDEX FUND B - BRAZIL, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, WEST YORKSHIRE PENSION FUND, AEGON CUSTODY BV, THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F, STATE STREET ICAV, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, WM POOL - EQUITIES TRUST NO 74, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, HARTFORD HEALTHCARE CORPORATION DEFINED BENEFIT MASTER TRUST, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, VANGUARD FUNDS PUBLIC LIMITED COMPANY, LOCAL AUTHORITIES SUPERANNUATION FUND, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, KOLUMBAN II - AKTIEN WELT, MERCER UCITS COMMON CONTRACTUAL FUND, COLLEGE RETIREMENT EQUITIES FUND, QSUPER, CITY OF NEW YORK GROUP TRUST, MOMENTUM GLOBAL FUNDS, THE METHODIST HOSPITAL, THE NATHAN CUMMINGS FOUNDATION, INC., THE COMMONWEALTH FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LACM GLOBAL EQUITY FUND L.P., STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, TSW EMERGING MARKETS FUND, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, AQR INNOVATION FUND, L.P., ARGA EMERGING MARKETS SELECT FUND, LP, ARGA GLOBAL FUND, A SUB FUND OF ARGA FUNDS TRUST, ARGA EMERGING MARKETS EQUITY FUND A SUB-FUND OF A. FUNDS TRU, ARGA EMERGING MARKETS VALUE EQUITY CIT FUND, ARGA INTERNATIONAL SECTOR-NEUTRAL VALUE EQUITY FUN, COHEN STEERS INC., COHEN STEERS SICAV, LATTICE EMERGING MARKETS STRATEGY ETF, LOUSIANA STATE EMPLOYEES RETIR SYSTEM, LSV INTERNATIONAL (AC) VALUE EQUITY FUND, LP, LSV EMERGING MARKETS EQUITY FUND LP, PUBLIC EMPLOYEES’ LONG-TERM CARE FUND, PUBLIC EMPLOYEES PENSION PLAN, COLUMBIA OVERSEAS CORE FUND, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SEGALL BRYANT HAMILL EMERGING MARKETS FUND, SKYLINE UMBRELLA FUND ICAV, SPDR MSCI ACWI EX-US ETF, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ALASKA COMMON TRUST FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN F INS SERIES GLOBAL GROWTH AND INCOME FUND, AMERICAN FUNDS INS SERIES NEW WORLD FUND, AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND, AMERICAN HEART ASSOCIATION, INC., AQR EMERGING EQUITIES FUND LP, ARGA EMERGING MARKETS EX CHINA FUND, A SERIES OF A, ARGA EMERGING MARKETS VALUE FUND, ARGA GLOBAL SECTOR-NEUTRAL VALUE EQUITY FUND, LP, ARGA INTERNATIONAL FUND, A SUB FUND OF ARGA FUNDS TRUST, ARGA INTERNATIONAL VALUE FUND, ARIZONA PSPRS TRUST, ARROWSTREET (DELAWARE) L/S FUND L.P., ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA LIFE PENSIONS UK LIMITED, AWARE SUPER PTY LTD, BENEFIT FUNDS INVESTMENT TRUST - EMERGING MARKETS, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, BMO MSCI EMERGING MARKETS INDEX ETF, BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BRIDGEWATER PURE ALPHA EURO FUND, LTD., BRIDGEWATER PURE ALPHA STERLING FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., BRIGHTHOUSE FUNDS TRUST II - VANECK GLOBAL NATURAL, BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN, BRITISH COAL STAFF SUPERANNUATION SCHEME, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CAMBRIA GLOBAL VALUE ETF, CANADA LIFE DIVERSIFIED REAL ASSETS FUND, CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST, CAPITAL INTERNATIONAL FUND, CAPITAL WORLD GROWTH AND INCOME FUND, CENTRAL PROVIDENT FUND BOARD, CF DIVERSE EQUITY OPPORTUNITIES, LLC, CHALLENGE FUNDS, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CHEVRON MASTER PENSION TRUST, CHEVRON UK PENSION PLAN, CIBC EMERGING MARKETS EQUITY INDEX ETF, CIBC EMERGING MARKETS INDEX FUND, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CITY OF BALTIMORE EM RETIREMENT SYSTEM, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, CMLA INTERNATIONAL SHARE FUND, COHEN STEERS COLLECTIVE INVESTMENT TRUST, COHEN STEERS REAL ASSETS FUND, INC, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE INVESTMENT FUND 96, COLUMBIA GLOBAL OPPORTUNITIES FUND, COLUMBIA OVERSEES VALUE FUND, COLUMBIA TRUST OVERSEAS VALUE FUND, COLUMBIA VARIABLE PORTFOLIO - OVERSEAS CORE FUND, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, COMMONWEALTH EMERGING MARKETS FUND 2, COMMONWEALTH EMERGING MARKETS FUND 6, COMMONWEALTH GLOBAL SHARE FUND 16, COMMONWEALTH GLOBAL SHARE FUND 22, COMMONWEALTH GLOBAL SHARE FUND 23, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CONSTRUCTION BUILDING UNIONS SUPER FUND, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F., DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DIMENSIONAL EMERGING MKTS VALUE FUND, DOW RETIREMENT GROUP TRUST, EARNEST INSTITUTIONAL LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE MANAGEMENT, E-L FINANCIAL CORPORATION LIMITED, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERSON ELECTRIC COMPANY MASTER RETIREMENT TR, EMPLOYEES RETIREMENT SYSTEM OF GEORGIA, EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS, ENSIGN PEAK ADVISORS,INC, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EUROPACIFIC GROWTH FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EWP PA FUND, LTD., EXPLORADOR PANAM HORIZON FUND, LP, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIDELITY SALEM STREET TRUST: FIDELITY STRAT REAL RETURN FUND, FIREFIGHTERS RETIREMENT SYSTEM, FIREMEN S ANNUITY AND BEN. FD OF CHICAGO, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, FOREIGN E COLONIAL INVESTMENT TRUST PLC, Francisco de Assis e Silva, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FUNDPARTNER SOLUTIONS (SUISSE) SA - TURICUM - AKTIEN - UND I, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GLOBAL X BRAZIL ACTIVE ETF, GLOBAL X SUPERDIVIDEND EMERGING MARKETS ETF, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, H.E.S.T. AUSTRALIA LIMITED, HARTFORD HEALTHCARE ENDOWMENT LLC, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, IMCO EMERGING MARKETS PUBLIC EQUITY LP, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA, INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U, INVESTFORT PENEDO FIA IE, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF, ISHARES EMERGING MARKETS DIVIDEND ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED), ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, JEFFREY LLC, JNL EMERGING MARKETS INDEX FUND, JOHN DEERE PENSION TRUST, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LAUDUS INTERNATIONAL MARKETSMASTER FUND, LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND, LEGAL GENERAL CCF, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL ICAV, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LEIA GROUP TRUST, LGIASUPER TRUSTEE, LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LIS FIFE PREVIDENCIÁRIO QUALIFICADO FUNDO DE INVESTIMENTO EM AÇÕES, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LSV EMERGING MARKETS EQUITY FUND USA, LSV GLOBAL VALUE EQUITY FUND, LSV GLOBAL VALUE FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MBB PUBLIC MARKETS I LLC, MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST, MERCER INTERNATIONAL EQUITY FUND, MERCER NON-US CORE EQUITY FUND, MERCER QIF FUND PLC, METIS EQUITY TRUST, MINEWORKERS PENSION SCHEME, MINISTRY OF ECONOMY AND FINANCE, MOBIUS LIFE LIMITED, MSCI ACWI EX-U.S. IMI INDEX FUND B2, NAT WEST BK PLC AS TR OF ST JAMES PL EMER MKTS UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NEPC COLLECTIVE INVESTMENT TRUST, NEPC INVESTMENT LLC, NEW WORLD FUND, INC., NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, ONTARIO TEACHERS PENSION PLAN BOARD, PACE INT EMERG MARK EQUITY INVESTMENTS, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS INDEX, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, PIMCO RAE EMERGING MARKETS FUND LLC, POOL REINSURANCE COMPANY LIMITED, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, PRUDENTIAL TRUST COMPANY, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC SECTOR PENSION INVESTMENT BOARD, REGIME DE RETRAITE DE L UNIVERSITE DE MONTREA, ROBECO CAPITAL GROWTH FUNDS, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, ROTHKO ALL COUNTRIES WORLD EX-US EQUITY FUND, L.P., RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND, RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F, RUTGERS, THE STATE UNIVERSITY, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR SP EMERGING MARKETS ETF, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, STANISLAUS COUNTY EMPLOYEES RETIREMENT ASSOCIATION, STANLIB FUNDS LIMITED, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF CALIFORNIA MASTER TRUST, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW MEXICO STATE INV. COUNCIL, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET IRELAND UNIT TRUST, STATE UNIVERSITY RETIREMENT SYSTEM, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PENSIOENFONDS PGB, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, TEACHERS RETIREMENT SYSTEM OF GEORGIA, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TEMPLETON NVIT INTERNATIONAL VALUE FUND, TEXAS PERMANENT SCHOOL FUND CORPORATION, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND, UNITED CHURCH FUNDS, INC, THE BOARD OF THE PENSION PROTECTION FUND, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, THE DOM AND FOR MS S OF THE P E CH IN THE USA, THE EMERGING M.S. OF THE DFA I.T.CO., THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THRIVENT CORE EMERGING MARKETS EQUITY FUND, THRIVENT INTERNATIONAL ALLOCATION FUND, THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO, THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, UBS FUND MNG(SWITZERLAND)AG OBO K INST F-AKTIEN EMG MARKETS, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, UPS GROUP TRUST, UTAH STATE RETIREMENT SYSTEMS, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, VAN ECK GLOBAL HARD ASSETS FUND, VAN ECK VIP TRUST - VAN ECK VIP GLOBAL HARD ASSETS FUND, VANECK ICAV, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD INTERNATIONAL VALUE FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VICTORIAN FUNDS MAN C A T F V E M T, VICTORY MARKET NEUTRAL INCOME FUND, VICTORYSHARES USAA MSCI E. M. VALUE M. ETF, VIRGINIA RETIREMENT SYSTEM, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME FUND, WASHINGTON STATE INVESTMENT BOARD, WM POOL - EQUITIES TRUST NO. 75, LIS VALUE FUNDO DE INVESTIMENTO EM AÇÕES, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, ISHARES V PUBLIC LIMITED COMPANY, CLUBE DE INVESTIMENTO PENEDO, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, EMERGING MARKETS INDEX NON-LENDABLE FUND, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, DODGE COX EMERGING MARKETS STOCK FUND, MACQUARIE MULTI-FACTOR FUND, MANAGED PENSION FUNDS LIMITED, MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY, NORTHERN TRUST UCITS FGR FUND, 1895 FONDS FGR, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, ISHARES MSCI EMERGING MARKETS ETF, IVESCO FTSE RAFI EMERGING MARKETS ETF, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST, NATIONAL EMPLOYMENT SAVINGS TRUST, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PRIME SUPER

Closure, Drawing-up, and Reading of the Minutes: the presiding board received the manifestation of the shareholder BNDESPAR Participações S.A. - BNDESPAR, which will be filed at the Company’s headquarters. There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

(This is a free translation of the original minutes drawn up in the Company’s records.)

São Paulo/SP - April 26, 2024.

Presiding:

Jeremiah O’Callaghan

Chair

Daniel Schmdit Pitta

Secretary

ANNEX A

VOTING MAP

AGM

Final Consolidated Voting Map

April 26, 2024

Investor Relations

https://ri.jbs.com.br/en

ri@jbs.com.br

Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Final Consolidated Voting Map

JBS S.A. - 02.916.265/0001-60

JBS - Ordinary and Extraordinary General Assembly 26/04/2024 10:00

1.	To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2023, as per the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,887,400,822	598,435	59,164,762

2.	To resolve on the allocation of the losses of the fiscal year ended on December 31, 2023 as per the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,944,263,067	0	2,900,952

3.	Resolve to set the number of members at five (5) that will compose the Company’s Fiscal Council for the next term of office, in accordance with the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,947,164,019	0	0

4.	Single Plate:

Adrian Lima Da Hora / André Alcantara Ocampos

Demetrius Nichele Macei / Marcos Godoy Brogiato

José Paulo da Silva Filho / Sandro Domingues Raffai

Orlando Octávio de Freitas Júnior / Paulo Sérgio Cruz Dor tas Matos

Patricia da Silva Barros / Marcos Alberto Pereira Motta

Nomination of all the names that compose the slate.

ON	Approve	Reject	Abstain
1,947,164,019	1,689,982,493	254,320,274	2,861,252

5.	To resolve to set at R$ 269,342,164.59 the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2024 in accordance with the Management’s Proposal

ON	Approve	Reject	Abstain
1,947,164,019	1,362,515,409	581,751,958	2,896,652

EGM

Final Consolidated Voting Map

April 26, 2024

Investor Relations
https://ri.jbs.com.br/en
ri@jbs.com.br
Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Final Consolidated Voting Map

JBS S.A. - 02.916.265/0001-60

JBS - Ordinary and Extraordinary General Meeting 26/04/2024 10:00

1.	To resolve on the ratification of the election of Ms. Kátia Regina de Abreu Gomes as a member of the Board of Directors, pursuant to article 150 of the Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.943.935.967	3.161.252	0

2.	To resolve on the ratification of the election of Mr. Paulo Bernardo Silva as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.937.491.528	9.605.691	0

3.	To resolve on the ratification of the election of Mr. Cledorvino Belini as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.926.340.553	20.756.666	0

4.	To resolve on the classification of Ms. Kátia Regina de Abreu Gomes as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.943.935.967	300.000	2.861.252

5.	To resolve on the classification of Mr. Paulo Bernardo Silva as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.941.692.570	2.543.397	2.861.252

6.	To resolve on the classification of Mr. Cledorvino Belini as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1.947.097.219	1.940.256.666	3.979.301	2.861.252

7.	To resolve on increasing the number of members of the Companys Board of Directors for the current term until the annual general meeting to be held in 2025, from nine (9) to eleven (11) members.

ON	Approve	Reject	Abstain
1.947.097.219	1.392.523.875	92.912.243	461.661.101

Mapa Final de Votação Consolidado

JBS S.A. - 02.916.265/0001-60

JBS - Assembleia Geral Ordinária e Extraordinária 26/04/2024 10:00

8.	If item 7 above is approved, to elect Mr. Joesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
1.947.097.219	1.235.337.642	247.237.224	464.522.353

9.	If item 7 above is approved, to elect Mr. Wesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
1.947.097.219	1.235.591.976	246.982.890	464.522.353

10.	To resolve on the rectification, in the protocol and justification of the merger of Midtown Participações Ltda. (“Merger”) by the Company, of information related to the properties transferred to the Company within the scope of the Merger and to ratify all other provisions established in said protocol and justification, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
1.947.097.219	1.944.235.967	0	2.861.252

11.	To resolve on the amendment of article 10, paragraph 1 of the By-laws to update the minimum notice period for JBS’s General Shareholders Meeting, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
1.947.097.219	1.944.235.967	0	2.861.252

12.	To authorize the Companys Executive Officers to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

ON	Approve	Reject	Abstain
1.947.097.219	1.944.235.967	0	2.861.252

ANNEX B

INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF MIDTOWN
PARTICIPAÇÕES LTDA. FOR THE COMPANY

PROTOCOL AND JUSTIFICATION OF THE MERGER OF MIDTOWN PARTICIPAÇÕES
LTDA. BY JBS S.A., SIGNED BETWEEN THE MANAGEMENT OF MIDTOWN
PARTICIPAÇÕES LTDA. AND JBS S.A. ON APRIL 30, 2018

ANNEX III

Transfer of Real Estate Properties

1.1. Considering that the administrations of MIDTOW PARTICIPAÇÕES LTDA., a limited liability company, with headquarters in the city and state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco II, subsolo, sala 06, Vila Jaguara, CEP 05118-100, enrolled under corporate taxpayer’s ID (CNPJ) number 15.425.899/0001-61 and Corporate Registration (NIRE) number 35.226.506.788 (“Midtown”), and JBS S.A., a publicly traded company, with headquarters in the city and state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, enrolled under corporate taxpayer’s ID (CNPJ) number 02.916.265/0001-60 and Corporate Registration (NIRE) number 35.300.330.587 (“JBS” and, jointly with Midtown, the “Parties”) signed, on April 30, 2018, the Protocol and Justification of Merger of Midtow Participações Ltda. by JBS S.A. (“Protocol and Justification”), establishing the terms and conditions of the merger of Midtown by JBS, approved at the Midtown Partners’ Meeting and the JBS Extraordinary General Meeting held on April 30, 2018, with acts registered at the Board of Trade of the State of São Paulo - JUCESP under file numbers 304,774/18 -2 and 304.772/18-5 in a session held on June 29, 2018 (“Merger”), the Parties, as a result of the Merger, require and authorize the Real Estate Registry Offices to record all necessary annotations in light of this Protocol and Justification and the documents that are an integral part of it. The Parties also declare that the registry of each real estate property is independent of the registry of other properties, requesting the separation of the title.

1.2. As required by the applicable municipal legislation, JBS will collect applicable real estate transfer taxes (ITBI), or present the respective certificate of exemption, as applicable, to the competent Offices of Real Estate Registries.

1.3. The Parties list below the registries of the properties transferred to JBS as a result of the Merger:

REGISTRATION 129 – ROLIM DE MOURA/RO

Land Lot 01, Gleba 11, of the Integrated Colonization Project “GY-PARANÁ” Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 97.2787 ha (ninety-seven hectares, twenty-seven ares and eighty-seven centiares) with following boundaries and territorial limits: NORTH: Land Lot 102 of Gleba 11; EAST: Land Lot 08 of Gleba 09, which is separated from Land Lot 08 by the side road of Linha K-192; SOUTH: Land Lot 08 of Gleba 12, which is separated from Land Lot 08 by the side road of Linha L-25; WEST: Land Lot 02 of Gleba 11, PROPERTY registered with INCRA under number 001.155.015.130-0, with a total area of 100.0 ha, with a Fiscal Module 0.78, and a minimum fraction of 30.00 ha, paid in 1984. OWNER: INSTITUTO NACIONAL DE COLONIZAÇÃO E REFORMA AGRÁRIA - INCRA: PREVIOUS REGISTRY: AV-2/1.062 on page 173 of book 02-D, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 409 – ROLIM DE MOURA/RO

Land Lot 03, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 99.3941 ha (ninety-nine hectares, thirty-nine ares and forty-one centiares) with following boundaries and territorial limits: NORTH: With Land Lot 102 of Gleba 11, along Linha C-23; EAST: With Land Lot 02 of Gleba 11; SOUTH: With Land Lot 6 of Gleba 12, which is separated from Land Lot 06 by the side road of Linha C-25; WEST: With Land Lot 04 of Gleba 11. OWNER: JOSÉ CLAUDIO DA CRUZ, Brazilian, married, farmer, enrolled under individual taxpayer ID (CPF) number 079.934.201-72, resident and domiciled in this Municipality and District of Rolim de Moura - RO. PREVIOUS REGISTRY: R-1-7.722, on page 102 of book 2-AC, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 984 – ROLIM DE MOURA/RO

Land Lot 02, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 98.4758 ha (ninety-eight hectares, forty-seven ares and fifty-eight centiares) with following boundaries and territorial limits: NORTH: With Land Lot 102 of Gleba 11; EAST: With Land Lot 1 of Gleba 11; SOUTH: With Land Lot 7 of Gleba 12, which is separated from Land Lot 7 by the side road of Linha 25; WEST: With Land Lot 3 of Gleba 11. PROPERTY registered with INCRA under number 001.155.015.121-0, with a total area of 100.0 ha, with a Fiscal Module 0.80, and a minimum fraction of 30.00 ha. Paid in 1986. OWNER: ADEMILSON DE ALMEIDA, Brazilian, married, farmer, holder of Identity Card (RG) number 196.097-SSP/ES and enrolled under individual taxpayer ID (CPF) number 215.604.717-00, resident and domiciled in this Municipality and District of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-1-7.722, on page 168 of book 2-AD, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 6299 – ROLIM DE MOURA/RO

Land Lot 5-A, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 24.6134 ha (twenty-four hectares, sixty-one ares and thirty-four centiares) with following boundaries and territorial limits: NORTH: With Land Lot 9 of Gleba 11, continuing for an extension of 122.60 meters, from mark M-110 to M-110-A; EAST: With Land Lot 5-remnant of Gleba 11, continuing for an extension of 1,971.16 meters, from mark M-110-A to M-40-A; SOUTH: With Land Lot 4 of Gleba 12, continuing for an extension of 127.20 meters, from mark M-40-A to M-41; EAST: With Land Lot 6 of Gleba 11, continuing for an extension of 1,9720.26 meters, from mark M-41 to M-110. PROPERTY registered with INCRA under number 001.155.010.421-2 and with the Federal Revenue Service, under number 0007481-0. OWNER: MARIA DE LOURDES BRÓGIO, Brazilian, widow, housewife, holder of Identity Card (RG) number 1.321.471-SSP/PR and enrolled under individual taxpayer ID (CPF) number 307.673.262-53, resident and domiciled at Linha 25, Km 06, exit to Pimenta Bueno, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-2-1.107, sheet 1 of Book 2, of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 8906 – ROLIM DE MOURA/RO

Land Lot 6-A-1, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.4417 ha (four hectares, forty-four ares and seventeen centiares) with following boundaries and territorial limits: NORTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 122.87 meters, from mark M-41-B1 to M-41-A-1; EAST: With Land Lot 5-A of Gleba 11, continuing for an extension of 354.99 meters, from mark M-41-A-1 to M-41-A; SOUTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 128.10 meters, from mark M-41-A to M-41-B; WEST: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 353.09 meters, from mark M-41-B to M-41-B-1. PROPERTY registered with INCRA under number 001.155.028.762-7. OWNER: ANTONIO MICHELS PIVA, Brazilian, married under the Partial Community of Property Regime with Mrs. Sueli Marcon Piva, industrialist, holder of Identity Card (RG) number 000.524.407-SSP/RO and enrolled under individual taxpayer ID (CPF) number 079.604.842-87, resident and domiciled at Avenida Porto Velho, 4218, Bairro Centro, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-1-6.298, sheet 1 of Book 2-AI of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 9043 – ROLIM DE MOURA/RO

Land Lot 6-A-1, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.4417 ha (four hectares, forty-four ares and seventeen centiares) with following boundaries and territorial limits: NORTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 122.87 meters, from mark M-41-B1 to M-41-A-1; EAST: With Land Lot 5-A of Gleba 11, continuing for an extension of 354.99 meters, from mark M-41-A-1 to M-41-A; SOUTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 128.10 meters, from mark M-41-A to M-41-B; WEST: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 353.09 meters, from mark M-41-B to M-41-B-1. PROPERTY registered with INCRA under number 001.155.028.762-7. OWNER: ANTONIO MICHELS PIVA, Brazilian, married under the Partial Community of Property Regime with Mrs. Sueli Marcon Piva, industrialist, holder of Identity Card (RG) number 000.524.407-SSP/RO and enrolled under individual taxpayer ID (CPF) number 079.604.842-87, resident and domiciled at Avenida Porto Velho, 4218, Bairro Centro, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-1-6.298, sheet 1 of Book 2-AI of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 9400 – ROLIM DE MOURA/RO

Land Lot 8-B of Gleba 10, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.00 ha (four hectares) with following boundaries and territorial limits: To the north, at mark M-08, facing Land Lot 10, which is separated by the domain lane of Linha 27 to mark M-08-A, in the direction of Azv 89°31’19”, continuing for an extension of 15.00 meters; continuing and facing Gleba 8C, a remnant from registry 9,392 of the Real Estate Registry Office of the District of Rolim de Moura, in the following Azv directions and extensions: up to mark M-08-B, in the direction of Azv 180°41’15”, continuing for an extension of 736.61 meters, reaching mark M-08-C, in the direction of Azv 90°41’15”, continuing for an extension of 84.21 meters, reaching mark M-91-B, in the direction of Azv 180°41’15”, continuing for an extension of 290.86 meters, reaching and facing Lot 8-A of Gleba 10, separated by the Rio Bambu river until reaching mark M-91-A, continuing for an extension of 100.00 meters, reaching and facing Land Lot 7 of Gleba 10 and mark M-08, in the direction of Azv 0°41’15”, continuing for an extension of 1,062.69 meters until reaching the starting point of this description, totaling an area of 40,000.00 m² or 4.0000 acres. Property registered with INCRA under number 0000518296175, minimum faction of 4.00 ha, rural module 0.53, fiscal module 0.55, total area of 33.4000 ha. OWNERS: JOSÉ COLITO, Brazilian, farmer, holder of Identity Card (RG) number 3.393.5-84-SSP/SP and enrolled under individual taxpayer ID (CPF) number 136.932.559-20, married under the Community of Property Regime with Mrs. NOÊMIA CAVALCANTE COLITO, residents and domiciled at Avenida Boa Vista, 4950, in the City of Rolim de Moura, State of Rondônia. LUCAS COLITO, Brazilian, single, holder of Identity Card (RG) number 385.302-SSP/RO and enrolled under individual taxpayer ID (CPF) number 257.887.809-49, resident and domiciled at Avenida Boa Vista, 4950, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: 9,392, sheet 1 of Book 2-BA, of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA – OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRY 459 – SENADOR CANEDO/GO

PROPERTY: A RURAL LAND at FAZENDA VARGEM BONITA, in this municipality, with an area of 136.1540 hectares, with the following boundaries and limitations: “Begins on mark 01, on the boundaries of Companhia de Distritos Industriais de Goiás (GOIAS INDUSTRIAL) at the southeastern end of the area, in the direction of 7º10’NW, continuing for an extension of 1,528.60 meters, facing Goiás hortigranjeiro until mark 01-A of the dam that supplies the central pivot of Goiás hortigranjeiro, continuing downstream to mark 06 and in the SE direction to 54º42’11”NW, continuing for an extension of 205 meters, facing Curtume Centro-Oeste S/A until mark 05 located on the right-of-way of the Railway network, where it follows the fence, in the direction of 39┼09’SW, continuing for an extension of 114.40 meters, then in the direction of 46º02’SW, continuing for an extension of 100 meters, then in the direction of 66º00’SW, continuing for an extension of 118 meters, then in the direction of 87º45’SW, continuing for an extension of 117 meters, then in the direction of 89º37”SW, continuing for an extension of 56.5 meters until reaching mark 03, from where it heads in the direction of 39º49 ‘SW, continuing for an extension of 598.2 meters, reaching mark 04, located on the left bank of the Rio Meia Ponte river, heading downstream to the bridge of Rodovia GO-020, Goiânia – Bela Vista de Goiás and follows along this highway in the direction of 59º44’SE, continuing for an extension of 365.6 meters and then in the direction of 49º41’SE, continuing for an extension of 196 meters, reaching mark 05, which faces a subdivision of several farms, in the direction of 87º19’ME, continuing for an extension of 420.5 meters, reaching mark 6 in the direction of 78º36’SE, continuing for an extension of 653 meters and reaching mark 02 where the description was initiated. The property has also undergone improvements.

ACQUISITION TITLE: - R.01-3,150 and Registry number “9,035” of Book 2 of the General Registry of the 4th Real Estate District of Goiânia – Goiás.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$13,289,988.54 (thirteen million, two hundred and eighty-nine thousand, nine hundred and eighty-eight reais and fifty-four cents).

REGISTRY 17,468 - 1ST REAL ESTATE REGISTRY OFFICE OF NOVA ANDRADINA/MS.

PROPERTY: A RURAL AREA WITH 41.52053 HECTARES, called “ESTÂNCIA SÃO JOSÉ”, located in the City and District of Nova Andradina, state of Mato Grosso do Sul, and with the following magnetic azimuths, distances and boundaries: NORTH – Estancia Santa Clara; SOUTH – Manoel Rodrigues Gomes; EAST – Highway BR-376; WEST – Córrego do Baile and bordering Estância Santa Clara de Independência Indústria e Comércio de Carnes Ltda. and following the boundary, in the direction of azimuth 145º08’20”, continuing for an extension of 130.57 meters to mark M2, following the same boundary in the direction of azimuth 151º39’11”, continuing for an extension of 1,494.63 meters to mark M3, located on the border with the Santa Clara Estancia de Independência Indústria e Comércio de Carnes Ltda. and along Highway BR-376 and following the highway boundary, in the direction of azimuth 242º13’23”, continuing for an extension of 253.50 meters to mark M4, located along highway BR-376 and bordering the Manoel Rodrigues Gomes area, following the boundary in the direction of azimuth 331º32’55”, continuing for an extension of 1,594.03 meters until reaching mark M5 located on the border with the Manoel Rodrigues Gomes area and the left bank of the Baile stream, continuing upstream of the referred stream, on its left bank, for an extension of 249.77 meters until reaching mark M1 and ending the measurement of the property’s total area. Descriptive memorandum dated December 14, 1999, signed by Engineer Agrimensor Ademilson Ap. de Freitas – CREA MS 2976/D. INCRA = CCIR 1996/1997 on behalf of Vicente Ribeiro Garcia – name of the property (Sítio Maria Julia) – Property code 913.146.004.669-6 – total area (ha) 40.3 – fiscal module 40 ha – tax module 1.00 – minimum fraction of 3.0 ha.

ACQUISITION TITLE = Registered under number 13 of Registry 11723 on page 02 on 8/12/98; and as number 02 of Registry 17467 on page 01 on 3/27/2000 in Book 2 of this Registry Office. Nova Andradina-MS, March 27, 2000. Fees: R$15.91.

CONSTRUCTION

AV.01 = 17468 = Nova Andradina-MS, March 27, 2000. – I certify that in addition to registry 11723, in Book 2 of this Registry Office, a CIVIL CONSTRUCTION is recorded under number 16, with an area of 15,125.32 m2 (fifteen thousand, one hundred and twenty-five point thirty-two square meters). - The following documents were presented: Projects and ART (Technical Responsibility Note) 692601 and 692710, signed by Architect Eduardo Augusto Lagarrigue – CREA 7550-D-SC – 7832-V-MS; Debt Clearance Certificate 038071999-21629001 issued by the Collection and Inspection Division of the INSS on 7/15/1999; Construction Permit number 093/98, dated 8/26/1999, and number 079/99, dated 8/18/1999; Certificate of Occupancy numbers 044/99 and 045/99 dated 9/03/1999; and Certificate 046/99, dated 9/03/1999 issued by the Public Works Department of the local City Hall.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$226,479.61 (two hundred and twenty-six thousand, four hundred and seventy-nine reais and sixty-one cents).

REGISTRY 17,267 - 1ST REAL ESTATE REGISTRY OFFICE OF NOVA ANDRADINA/MS.

PROPERTY: A RURAL AREA WITH 16.2200 HECTARES, dismembered from a larger area of Estância Santo Antonio, originally constituted by LAND LOTS 17, 18 and 19 of Gleba “A” and part of LAND LOT 125 of Gleba Tokyo, located in the City and District of Nova Andradina-MS, with the following magnetic azimuths, distances and boundaries: NORTH – Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda); SOUTH – Estância São José (property owned by Independência Ind. E Com. de Carnes Ltd.); EAST – Highway BR-376; WEST – Córrego do Baile. The property begins at mark M1, located on the border with Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda) and follows Highway BR-376, in the direction of azimuth 242º20’18”, continuing for an extension of 70.00 meters, reaching mark M2, located along Highway BR-376 on the border with Estância São José (property owned by Independência Ind. E Com. de Carnes Ltda), following in the direction of azimuth 331º39’11”, continuing for an extension of 1,494.63 meters to mark M3, following the same border in the direction of azimuth of 325º08’21”, continuing for an extension of 130.57 meters to mark M4, located on the border with Estância São José (property owned by Independência Ind. e Com. de Carnes Ltda) and on the left bank of Córrego do Baile, following upstream on the left bank for an extension of 122.80 meters until reaching mark M5, located on the left bank of the Córrego Baile and on the border of Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda), following in the direction of azimuth 151º39’11”, continuing for an extension of 1,250.00 meters until reaching mark M6, following the same border in the direction of azimuth of 242º20’16”, continuing for an extension of 38.00 meters until reaching mark M7, following the same border in the direction of azimuth of 151º39’11”, continuing for an extension of 377.00 meters until reaching mark M1 and ending the measurement of the property’s total area. Descriptive memorandum dated August 06, 1999, signed by Engineer Agrimensor Ademilson Ap. de Freitas – CREA MS 2976/D. INCRA = CCIR 1998/1999 on behalf of Frigorífico Independência Ltda. (Fazenda Santo Antonio), with the following characteristics: Property code 913.146.004.960-1 = total area 95.7 ha = Fiscal module (ha) 40 = number of fiscal modules 2.39 = Min. Fraction (ha) 3.0.

ACQUISITION TITLE: Registered under number 29 of Registry 8557 on page 04 of Book 2 of this Registry Office, on 11/14/1995. Nova Andradina-MS, September 23, 1999. Fees: R$15.91.

LEGAL RESERVE AV.03 = 17267 = Nova Andradina-MS, September 23, 1999. – I certify that the deed referred to in R.01 contains an existing LEGAL RESERVE on 20% (twenty percent) of the property on this registry, which may not be removed or intended for reforestation, pursuant to Law 4,771, of 9/15/1965 and Law 7,803, of 7/18/1989.

CONSTRUCTION Av. 05 = 17267 – Nova Andradina MS, November 30, 2004. - This registry was prepared pursuant to the requests made to the Official of this Registry Office, signed in this city on 7/10/2004, to include the building structures existing in the property in this registry, with a total area of 4,864.44 (four thousand eight hundred and sixty-four point forty-four) square meters; 2 – PHYSICAL-CHEMICAL AND MICROBIOLOGICAL ANALYSIS LABORATORY, with an area of 150.06 (one hundred and fifty point zero six) square meters; 3 – DINING ROOM AND KITCHEN, with an area of 536.55 (five hundred and thirty-six point fifty-five) square meters; 4 – REST AREA, with an area of 150.06 (one hundred and fifty point zero six) square meters; and 5 – DRESSING ROOM, LAUNDRY ROOM AND AUDITORIUM, measuring 518.33 (five hundred and eighteen point thirty-three) square meters; according to the documents presented: - Debt Clearance Certificate, issued by the INSS on 9/28/2004; - Construction Permit numbers 081/99, of 8/25/1999, and 004/2000, of 1/28/2000, CERTIFICATE OF OCCUPANCY numbers 017/2001 and 018/2001, of 2/28/2001, issued by the Construction Department of the local City Hall; - architectural projects signed by civil engineers Paulo Mokarzel = CREA/SP 0600696871, José Carlos Teixeira = CREA/MS 5525 and Jorge Juscelino Corrêa = CREA/MS 4737. – Fees R$24.57. FUNJECC R$0.74. CHART J R$9.45.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$226,479.61 (two hundred and twenty-six thousand, four hundred and seventy-nine reais and sixty-one cents).

REGISTRY 24,344 - PONTES E LACERDA/MT

A RURAL AREA named “SÍTIO ESTÂNCIA NOVA VIDA”, located in the Municipality of Pontes e Lacerda, State of Mato Grosso, with an area of 6.5197-ha (six hectares, fifty-one ares and ninety-seven centiares) of land, within the following distances and boundaries: Begins at mark M-31-A, bordering the properties of Simão Rodrigues Zambrana and Alípio Gomes do Nascimento; then bordering the properties of Alípio Gomes do Nascimento, in the direction of azimuth 131º56’54”, continuing for an extension of 246.18 meters, reaching mark M-31B (crossing the Rio Branco) along the right bank and downstream of the Rio Branco, in the direction of azimuth of 206º44’21”, for an extension of 263.26 meters, reaching mark M-30, on the right bank of the Rio Branco and bordering the properties of Simão Rodrigues Zambrana, on the following azimuths and distances: 286º17’36” and 179.99 meters, until mark M-31 (crossing the Rio Branco); 017º19’55” and 370.46 meters, until mark M-31-A, the initial mark of this property.\\\\\DESCRIPTIVE MEMORIAL AND MAP prepared and dated according to Registry 309 of this Property’s Registry, by the Technical Responsible, Mr. Charlemagne Caixeta Oliveira, under National Registry: 140.467.965-0, ABP accredited code of the Technical Responsibility Note – ART n. 454441, paid on 06/29/2009, in the amount of R$30.00 (thirty reais)\\\\\OWNERS: Mr. NIVALDO DA CRUZ BORGES, Brazilian, legally separated, farmer, holder of Identity Card (RG) number M-642.278-SSP/MG, enrolled under individual taxpayer ID (CPF) number 123.665.796-91, resident and domiciled in the Municipality of Comodoro-MT, at Sítio Nossa Senhora Aparecida, Gleba Bananal and Mrs. ROSA MADALENA DE PAULA, Brazilian, legally separated, farmer, holder of Identity Card (RG) number 20.853.486-SSP/SP, enrolled under individual taxpayer ID (CPF) number 687.833.536-15, resident and domiciled in this Municipality, at Avenida Joaquim Gomes de Souza, n. 1356, Centro./////PREVIOUS REGISTRY: 309 of 05/20/1986, Book 2 of this Registry Office.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,205,951.83 (one million, two hundred and five thousand, nine hundred and fifty-one reais and eighty-three cents).

REGISTRY 18,186 - PONTES E LACERDA/MT

Located in the Municipality and District of Pontes e Lacerda, State of Mato Grosso, named “Estância São Jorge”, with an area of 42.6553-ha (forty-two hectares, sixty-five ares and fifty-three centiares) of land, with the following characteristics: DISTANCES AND BOUNDARIES: NORTH, Vicinal Road; EAST, Aneliton Benedito Alves do Nascimento; SOUTH, Rio Branco; WEST, Luiz Alberto Cabeira Carpi and Rosa Madalena de Paula (remnant). DESCRIPTION OF THE PERIMETER: Beginning on mark M47, with rectangular plane coordinates, calculated in the UTM system N – 8,321,237.73 meters and E = 251,138.40 meters (referring to the Central Meridian of 057º WGr and the equator), bordering the property of Luiz Alberto Cabeira Carpi, with the right-of-way of the local road; following the right-of-way of the local road towards Pontes e Lacerda-Matadouro Municipal, with a flat azimuth of 91º21’35 and a distance of 105.77 meters (one hundred and five meters and seventy-seven centimeters), until reaching M01, fixed to the right-of-way of the local road and bordering the property of Aneliton Benedito Alves do Nascimento; from here, continues along the property of Aneliton Benedito Alves do Nascimento, with the following flat azimuths and distances: 168º41’20” and 622.29 meters (six hundred and twenty-two meters and twenty-nine centimeters), up to M04; 122º05’18” and 376.58 meters (three hundred and seventy-six meters and fifty-eight centimeters), until mark M08, bordering the property of Aneliton Benedito Alves do Nascimento, with the right bank of the Rio Branco; following to the right bank downstream of the Rio Branco, with the following flat azimuths and distances: 241º44’35” and 85.20 meters (eighty-five meters and twenty centimeters), to mark D10; 244º37’28” and 61.71 meters (sixty-one meters and seventy-one centimeters), to mark D11; 168º20’47” and 32.23 meters (thirty-two meters and twenty-three centimeters), to mark D12; 191º45’41” and 16.78 meters (sixteen meters and seventy-eight centimeters), to mark D13; 258º44’37” and 21.31 meters (twenty-one meters and thirty-one centimeters), to mark D14; 301º20’08” and 45.46 meters (forty-five meters and forty-six centimeters), to mark D15; 224º18’58” and 25.80 meters (twenty-five meters and eighty centimeters), to mark D16; 268º32’36” and 84.60 meters (eighty-four meters and sixty centimeters), to mark D17; 265º22’18” and 61.34 meters (sixty-one meters and thirty-four centimeters), to mark D18; 223º37’06” and 50.90 meters (fifty meters and ninety centimeters), to mark D19; 267º31’57” and 66.63 meters (sixty-six meters and sixty-three centimeters), to mark D20; 222º27’25” and 28.14 meters (twenty-eight meters and fourteen centimeters), to mark D21; 255º19’05” and 55.06 meters (fifty-five meters and six centimeters), to mark D22; 184º48’41” and 44.28 meters (forty-four meters and twenty-eight centimeters), to mark D23; 157º04’43” and 17.58 meters (seventeen meters and fifty-eight centimeters), to mark D24; 275º36’01” and 53.27 meters (fifty-three meters and twenty-seven centimeters), to mark D25; 232º43’43” and 42.09 (forty-two meters and nine centimeters), to mark D26; 293º39’00” and 28.27 meters (twenty-eight meters and fifty-seven centimeters), to mark D27; 211º41’02” and 32.96 meters (thirty-two meters and ninety-six centimeters), to mark D28; 206º25’52” and 62.95 meters (sixty-two meters and ninety-five centimeters), to mark D30; 219º33’18” and 76.46 meters (seventy-six meters and forty-six centimeters), until reaching mark M31, on the right bank of the Rio Branco, bordering the property of Rosa Madalena de Paula (Remnant); from there, continues bordering the property of Rosa Madalena de Paula (Remnant), with a flat azimuth of 311º56’40” and a distance of 177.36 meters (one hundred and seventy-seven meters and thirty-six centimeters), until mark M40, bordering the property of Rosa Madalena de Paula (Remnant), with the property of Luiz Alberto Cabeira Carpi; from here, continues bordering the property of Luiz Alberto Cabeira Carpo, with a flat azimuth of 15º52’56” and a distance of 1,145.85 meters (one thousand, one hundred and forty-five meters and eighty-five centimeters), until reaching mark M47, the starting point of the perimeter.

DESCRIPTIVE MEMORIAL AND MAP, prepared on 10/14/2001, by the Technical Responsible, Genézio Moreira da Silva, Agricultural Engineer, registered with CREA Minas Gerais under nº 27862/D, VISA 2669 -MT, under Technical Responsibility Note – ART nº 33M 031174, paid on 09/30/2002.====================================== ====

OWNERS: Mr. NIVALDO DA CRUZ BORGES, Brazilian, legally separated, farmer, holder of Identity Card (RG) number M-642.278-SSP/MG, enrolled under individual taxpayer ID (CPF) number 123.665.796-91, resident and domiciled in the Municipality of Comodoro-MT, at Sítio Nossa Senhora Aparecida, Gleba Bananal and Mrs. ROSA MADALENA DE PAULA, Brazilian, legally separated, farmer, holder of Identity Card (RG) number 20.853.486-SSP/SP, enrolled under individual taxpayer ID (CPF) number 687.833.536-15, resident and domiciled in this Municipality, at Avenida Joaquim Gomes de Souza, n. 1356, Centro.================================

PREVIOUS REGISTRY: M-309 of 05/20/1986, Book 02, of this Registry Office. In witness whereof. Official.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,205,951.83 (one million, two hundred and five thousand, nine hundred and fifty-one reais and eighty-three cents).

REGISTRY 856 - PORTO ALEGRE DO NORTE/MT

An rural area located in the Municipality of Confresa, District of Porto Alegre do Norte, State of Mato Grosso, with an area of 128.272ha (one hundred and twenty-eight hectares, twenty-seven ares, and twenty-eight centiares), separated from a larger area of 218.2625ha, object of registration 313, of this Registry Office, called INDEPENDÊNCIA S/A, with the following distances and boundaries: beginning on mark MP-20, with UTM coordinates E 429.786.5352m and N 8.827.177.5284m, set in the right-of-way of Road R-1, currently MT 430 and the left banks of the Sabino River; in the direction of 97º52’34” Az and a distance of 895.024m to the mark MP-02, with coordinates E 430.673.1161m and N 8.827.054.8817m, confronting the right-of-way of Road R-1, currently MT 430; in the direction of 178º26’45” Az and a distance of 605.458m to the mark MP-03, with coordinates E 430.689.5379M and N 8.826.449.6468m, bordering the property of Ind. area. Frig. Confresa Imp. e Exp. LTDA; in the direction of 97º15’31” Az and a distance of 498.546m to mark MP-04, with the coordinates E 431.184,0881m and N 8.826.386,6558m, bordering the property of dismembered lands of Ind. Frig. Confresa Imp. e Exp. in the direction of 7º09’06” Az and a distance of 838.632m to mark MP-08, with coordinates E 429.690.9806m and N 8.826.869.5247m, bordering the property registered under 313/CRI/PAN- MT; in the direction of 57º35’55” Az and a distance of 17.111m to the mark MP-09, with coordinates E 429.705.4274 and N 8.826.878.6934m, on the left bank of the Sabino River as its natural border; in the direction of 21º28’16” Az and a distance of 17.880m to the mark MP-10, with coordinates E 429.711.9722m and N 8.826.895.3330m, on the left bank of the Sabino River as its natural border; in the direction of 47º56’30” Az and a distance of 83.460m to the mark MP-11, with coordinates E 429.773.9384m and N 8.826.951.2417m, on the left bank of the Sabino River as its natural border; in the direction of 324º08’49” Az and a distance of 54.072m to the mark MP-12, with coordinates E 429.742.2680m and N 8.826.995.0683m, on the left bank of the Sabino River as its natural border; in the direction of 329º54’17” Az and a distance of 31.662m to the mark MP-13, with coordinates E 429.726.3913m and N 8.827.022.4623m, on the left bank of the Sabino River as its natural border; in the direction of 108º30’09” Az and a distance of 58.854m to the mark MP-14, with coordinates E 429.782.2032m and N 8.827.003.7852m, on the left bank of the Sabino River as its natural border; in the direction of 323º18’26” Az and a distance of 91.781m to the mark MP-15, with coordinates E 429.727.3615m and N 8.827.077.3800m, with the left edge of the Sabino River as its natural border; in the direction of 338º17’31” Az and a distance of 25.624m to the mark MP-16, with coordinates E 429.717.8838m and N 8.827.101.1866m, on the left bank of the Sabino River as its natural border; continuing upstream in the direction of 18º07’57” Az and a distance of 23.397m to the mark MP-17, with coordinates E 429.725.1654m and N 8.827.123.4219, with the left bank of the Sabino River as its natural border; continuing upstream in the direction of 20º14’10” Az and a distance of 11.159m to the mark MP-18, with coordinates E 429.729.0251 and N 8.827.133.8920m, on the left bank of the Sabino River as its natural border; continuing upstream in the direction of 109º21’52” Az and a distance of 76.337m to the mark MP-19, with coordinates E 429.801.0440m and N 8.827.108.5802M, with the left bank of the Sabino River as its natural border; continuing upstream in the direction of 348º07’00” Az and a distance of 70.458m to the mark MP-20, the starting point of this perimiter, with coordinates E 429.786.5352m and N 8.827.177.5284m, with the left bank of the Sabino River as its natural border, and remaining area registered under 313/CRI/PAN-MT. Everything according to the descriptive memorial and map, prepared and signed by José Wanderley Sudário Esteves, CREA TD 4142/MT, ART 327935, paid by OWNERS: ILSE THEREZINHA CUNHA, Brazilian, widow, retired, holder of Identity Card (RG) number 3839442, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 892.510.081-91, resident and domiciled at Rua Castelo Branco, nº 49, Lote 20, in the City of Confresa MT; ANGELITA MARIA DA CUNHA, Brazilian, single, business administrator, holder of Identity Card (RG) number 5035415, SPTC/GO, enrolled under individual taxpayer ID (CPF) number 532.642.741-91, resident and domiciled at Avenida T-2, nº 1.441, Setor Bueno, in the City of Goiânia – GO; JAIRO MIGUEL DA CUNHA, Brazilian, single, farmer, holder of Identity Card (RG) number 1401844, SSP/GO, enrolled under individual taxpayer ID (CPF) number 350.130.011-53, resident and domiciled at Fazenda Tispaju, in the City of Confresa – MT; SIMONE REGINA DA CUNHA, Brazilian, speech therapist, holder of Identity Card (RG) number 3239125-3020266, SSP-GO, enrolled under individual taxpayer ID (CPF) number 833.982.951-34, married to FERNANDO MENDES PEREIRA, Brazilian, civil engineer, holder of Identity Card (RG) number 3138750, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 806.325.301-97, resident and domiciled at Rua Caiçara, Quadra 136-A, Lote 01/10, Apartamento 103, Setor dos Afonsos, in the City of Aparecida de Goiânia – GO; JUSSARA INÊS DA CUNHA PIETROBON, Brazilian, housewife, holder of Identity Card (RG) number 1981159-4 SSP/MT, enrolled under individual taxpayer ID (CPF) number 369.194.541-49, married to VILSON PIETROBON, Brazilian, salesman, holder of Identity Card (RG) number 2078051-6, SSP-MT, enrolled under individual taxpayer ID (CPF) number 274.226.230-04, resident and domiciled at Rua JK, nº 105, in the City of Confresa – MT; and PAULO ROBERTO DA CUNHA, Brazilian, single, entrepreneur, holder of Identity Card (RG) number 3748650, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 274.137.641-72, resident and domiciled at Rua 13 de Maio, nº 43, Centro, in the City of Confresa – MT. The Property belongs to the co-owners, in the following proportions: Fifty percent (50%) to Ilse Therezinha Cunha and the other fifty percent (50%) belongs to the other owners, in the proportion of ten percent (10%) of the total area for each of them, according to R-02 and 03 of Registration 313, of this Registry Office. CCIR DATA (2003/2004/2005) – situation until 2005: Property Name: Fazenda Tispaju. Owner: Ilse Therezinha Cunha, CPF: 892.510.081-91; Rural Property Code 950.076.924.245-2; CCIR 06568384058; Personal Code: 05.573.533-9; Location: Projeto Tapiraguaia I, Lot 19 and 2, Confresa – MT. Total Area: 248.00ha. with 0.00 in Rural Module of 0.0ha and 3.10 Fiscal Module of 80.0 ha each. Minimum Equal Fraction of 4.0ha. Small Property. PREVIOUS REGISTRY: R-02-313 and R-03-313, AV-06-313, Registry 313, Book 02, of Registry Office 1 of Porto Alegre do Norte – MT. Fees: R$39.40. Porto Alegre do Norte – MT - December 01, 2008. I, Vianei Baltasar Perius, Officer, typed, verified and signed.

AV-02-856 (Protocol 1.975, on 11/28/2008, page 704). At the foot of registry 313, Book 02, of this Registry Office, there is a record of an institution providing easement for the disposal of effluents, applicable to the property covered by this registry, with the following text: R-05-313 (Protocol 1.507, on 11/08/2007, page 524). By Public Deed of Purchase and Sale, drawn up on page 81/83, Book 01, by the Notary of the 2nd Notary’s Office and Civil Registry Office of Confresa MT, dated August 16, 2007, registered under R-02-982, The property subject to this registration 313 was registered with the following Effluent Drain Easement: The parties, by mutual agreement, established that within the remaining area, subject to registry 313, there will be a channel for draining effluents from the decantation ponds – perpetual easement of passage or access from CONFRIG to the Sabino River, with an area of 1,116.50 m2 (thousand one hundred and sixteen meters and fifty square centimeters). The Dominant Building is Property registry 682 of the Registry Office of Porto Alegre do Norte – MT, owned by INDÚSTRIA FRIGORÍFICA CONFRESA IMPORTAÇÃO E EXPORTAÇÃO LTDA, a legal entity under private law limited liability company, enrolled under corporate taxpayer (CNPJ/MF) number 08.779.949/0001-43 and State Registration No. 13.336.982-0, with headquarters at Rodovia MT 430, KM 07, snº, Rural Zone, in the Municipality of Confresa – MT. The Easement is registered under 03 -382; registry 682 of the dominant property. In witness whereof. Fees: R$7.80. Porto Alegre do Norte – MT - December 01, 2008 I, Vianei Baltasar Perius, Officer, typed, verified and signed.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$772,186.86 (seven hundred and seventy-two thousand, one hundred and eighty-six reais and eighty-six cents).

REGISTRY 12.083 – PARAÍSO DO TOCANTINS/TO

A rural area consisting of parts of Lots 86 and 99 of Loteamento São José, Gleba 01, with an area of 34.8025 ha (thirty-four hectares, eighty ares and twenty-five centiares), separated from an area of 79.9875 ha (seventy-nine hectares ninety-eight ares and seventy-five centiares), located in the municipality of Paraíso do Tocantins - TO, with the following distances and boundaries: description of the perimeters: The perimeter described below begins at the mark 18, defined by coordinates N: 8864085.406 m and E: 731270.633 m, located where the Gleba confronts the Industrial Park and with the Remaining Area of registry 1,343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladson Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, in the direction of the Industrial Park with the following azimuths and distances: up to mark 19, defined by coordinates N: 8864082.562 m and E: 731273.200 m, with azimuth of 137º55’50’’ and distance of 3,831 m, to mark 20, defined by coordinates N: 8863999.562 m and E: 731447.286 m, with azimuth of 115º29’26’ and distance of 192,860 m, to mark 21, defined by coordinates N: 731447.286 m, with azimuth of 101º12’57’’ and distance of 469,689 m, to mark 22, defined by coordinates N: 8863825.340m and E: 731447.286 m, with azimuth of 114º09’47’’ and distance of 202,440 m, in direction of the right-of-way of Federal Highway BR-153, for 40.00 m, to mark 23, defined by coordinates N: 8863503.956m and E: 732055.152m, with azimuth of 186º39’55’’ and a distance of 323.571m, in the direction of the property of Djalma C. Santana, to mark 24 defined by coordinates N: 8863497.053m and E: 731990.767m, with azimuth of 263º52’50’’ and a distance of 64.754m, in the direction of the property of Independência S.A to mark 25, defined by coordinates N: 8863498.778m and E: 731986.269m, with azimuth of 290º58’53’’ and a distance of 4,818m, to mark 26, defined by coordinates N: 8863507.244m and E:731985.483m, with azimuth of 354º41’52’’ and a distance of 8.502m, to mark 27, defined by coordinates N: 8863499.293m and E: 731976.087m, with azimuth of 229º45’36’’ and a distance of 12.309m, to mark 28, defined by coordinates N: 8863512.920m and E: 731965.230m, with azimuth of 321º27’19’’ and a distance of 17.424m, to mark 29, defined by coordinates N:8863534.508m and E: 731944.479m, with azimuth of 316º07’59’’ and a distance of 29.943m, to mark 30, defined by coordinates N: 8863559.555m and E: 731910.753m with azimuth of 306º35’57’’ and a distance of 42.009m, to mark 31, defined by coordinates N: 8863540.728m and E: 731890.190m, with azimuth of 227º31’23’’ and a distance of 27,880m, to mark 32, defined by coordinates N: 8863554.943m and E: 731864.923m, with azimuth of 299º21’43’’ and a distance of 28.992m, to mark 33, defined by coordinates N: 8863222.083m and E: 731761.452m with azimuth of 197º16’05’’ and a distance of 348.572m, to mark 11, defined by coordinates N: 8863224.544m and E: 731.755.113m, with azimuth of 291º13’27’’ and a distance of 6,800 m, to the remnant area of Registry 1.343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladston Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, up to mark 10, defined by coordinates N: 8863262.954m and E: 731656.211m with azimuth of 291º13’27’’ and a distance of 106.099m, to mark 09, defined by coordinates N: 8863574.472m and E: 731733.592m with azimuth of 13º57’00’’ and a distance of 320.986m, to mark 08, defined by coordinates N: 8863589.513m and E: 731633.833m with azimuth of 278º34’27’’ and a distance of 100.887m, to mark 07, defined by coordinates N:8863572.386m and 731608.757m, with azimuth of 235º40’03’’ and a distance of 30.367m, to mark 06, defined by coordinates N: 8863592.874m and E:731460.439m, with azimuth of 277º51’53’’ and a distance of 149.726m, to mark 05, defined by coordinates N: 8863554.100m and E:731372.981m, with azimuth of 246º05’24’’ and a distance of 95.667m, to mark 34, defined by coordinates N: 8863684.242m and E: 731355.934m, with azimuth of 352º32’14’’ and a distance of 131.254m, to mark 35, defined by coordinates N: 8863772.517m and E:731253.878m, with azimuth of 310º51’31’’ and a distance of 134.937m, to mark 36, defined by coordinates N: 8864077.445m and E:731265.117m, with azimuth of 2º06’39’’ and a distance of 305.135m, to mark 37, defined by coordinates N: 8864081.239m and E: 731266.250m, with azimuth of 16º37’38’’ and a distance of 3,960m, to mark 18, defined by coordinates N:8864085.406m and E: 731270.633m, with azimuth of 46º26’50’’ and a distance of 6,048m, to the starting mark of this perimeter, totaling an area of 34.80.25 hectares. All coordinates described herein are georeferenced to the Brazilian Geodetic System and are represented in the UTM System, referenced to the Central Meridian – 51, time zone 22, with SAD 69 as the data. All azimuths and distances, area and perimeter were calculated on the UTM projection plane. The descriptive memorial was provided by engineer Fernando Esteves Torres CREA 060.161.310-0. The present property subject to this registry is registered with INCRA 924.105.003.123.3, part of the area of 426.6 ha, registered with Federal Revenue NIRF 1.927.455-6. PREVIOUS REGISTRY This registration was separated from registry 1,343, Book 2E, pages 162 and so on. in Book 2AK, pages 82 under R-19 on September 9, 1996. OWNERS: Glaycon Garcia de Oliveira, registered under personal ID CIRG 10.546.372 SSP/SP, enrolled under individual taxpayer CPF number 056.418.668-65, farmer, married to Janka Borges de Oliveira, housewife, registered under personal ID CIRG 62.239 SSP/TO, enrolled under individual taxpayer CPF number 969.209.121-04, married under the partial community property regime, resident and domiciled at Fazenda Canada, in the City of Paraíso do Tocantins - TO, Gladston Garcia de Oliveira, registered under personal ID CIRG 7.857.400 SSP/SP, Brazilian, single, resident and domiciled at Fazenda Canadá, in the City of Paraíso do Tocantins - TO; Frank de Oliveira Lourenço da Silva, registered under personal ID CIRG 770.971 SSP/TO, enrolled under individual taxpayer CPF number 067.504.849-48, Brazilian, single, student, resident and domiciled at Rua México nº 670, Nações, in the City of Balneário Camboriú - SC, as consenting: Ornersino G. de Oliveira, registered under personal ID CIRG 128.668 SSP/TO, enrolled under individual taxpayer CPF number 074.974.078-72, Brazilian, widow, farmer, resident and domiciled in this municipality. In witness whereof. Paraíso do Tocantins - TO, August 13, 2007.

AV-4-M-12083. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register – CNM: 28355.2.0012083-47, in compliance to article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal nº 28355AAA281778-WVU, 128355AAA287595-TFK (Free of charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

R-05 M-12083. On November 28, 2023. PROVISIONAL DEED OF POSSESSION. This registration was carried out under Judicial Order 9272176, dated August 31, 2023, supported by Order/Decision on Provisional Deed of Possession, issued by Judge Edimar de Paula, of the 1st Court of Feitos das Fazendas and Public Records and Civil Precatories of the District of Paraíso do Tocantins – TO, extracted from Judicial Process 0004047-42.2023.8.27.2731/TO of Expropriation Action C.C. Injunction Request for the Issuance of a Possession Deed of a partial area of 24.6802 ha (twenty-four hectares, sixty-eight ares and two centiares) of the property included in this registry, with the MUNICIPALITY OF PARAÍSO DO TOCANTINS – TO, a legal entity governed by internal public law, registered under corporate taxpayer CNPJ/MF number 00.299. 180/0001-54, with headquarters at Avenida Transbrasiliana, nº 335, Centro, Paraíso do Tocantins – TO, Cep 77600-000; as Defendant BNY MELLON SERVICOS FINANCEIROS DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S/A, legal entity governed by private law, Closed Joint Stock Company, under corporate taxpayer CNPJ/MF number 02.201.501/0001-61, with headquarters at Av. Presidente Wilson, No. 231, 11th Floor, 4th and 6th Floors, Center, Rio de Janeiro/RJ, CEP 20.030-905, Telephone (21) 3219-2500, to be granted the provisional grant of possession of 24.6802 ha of the property subject of this registry, in the amount of R$219,127.41 (two hundred and nineteen thousand, one hundred and twenty-seven reais and forty-one centavos). The documents that instruct this registry are archived in this Registry Office, in digital files. Protocol 77847. In witness whereof. Paraíso do Tocantins - TO, August 28, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$197,868.46 (one hundred and ninety-seven thousand, eight hundred and sixty-eight reais and forty-six cents).

REGISTRY 12.084 – PARAÍSO DO TOCANTINS/TO

A rural area consisting of parts of Lots 86 and 99 of Loteamento São José, Gleba 01, with an area of 64.0119 ha (thirty-four hectares, eighty ares and twenty-five centiares), separated from an area of 79.9875 ha (seventy-nine hectares ninety-eight ares and seventy-five centiares), located in the municipality of Paraíso do Tocantins - TO, with the following distances and boundaries: description of the perimeters: The perimeter described below begins at the mark 1, defined by coordinates N: 8862249.421m and E: 731225.762m, where Gleba borders the property of Independência Alimento LTDA with the following azimuths and distances: to point 2, defined by coordinates N: 8862264.151m and E: 731205.940m, with azimuth of 306º37’00’’ and a distance of 24,696m, to mark 3, defined by coordinates N: 8862242.215m and E: 731193.407m, with azimuth of 209º44’28’’ and a distance of 25,264m, to the remnant area of Registry 1.343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladston Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, up to mark 4, defined by coordinates N: 8862254.236m and E: 731050.208m, with azimuth of 274º47’55’’ and a distance of 143,702m, to mark 5, defined by coordinates N: 886.3554.100m and E: 731372.981m, with azimuth of 13º56’43’’ and a distance of 1339.339, to mark 6, defined by coordinates N: 8863592.874m and E:731460.439m, with azimuth of 66º05’24’’ and a distance of 95.667m, to mark 7, defined by coordinates N: 8863572.386m and E: 731608.757m, with azimuth of 97º51’53’’ and a distance of 149.726m, to mark 8, defined by coordinates N: 8863589.513m and E: 731633.833m, with azimuth of 55º40’03’’ and a distance of 30.367m, to mark 9, defined by coordinates N: 8863574.472m and E: 731733.592m, with azimuth of 98º34’27’’ and a distance of 100.887m, to mark 10, defined by coordinates N: 8863262.954m and E: 731656.211m, with azimuth of 193º57’00’’ and a distance of 320.986m, to mark 11, defined by coordinates N: 78863224.544m and E:731755.113m, with azimuth of 111º13’27’’ and a distance of 106.099m, bordering the property of Independência Alimentos LTDA, to mark 12, defined by coordinates N: 8862022.991m and E: 731504.765m, with azimuth of 191º46’10’’ and a distance of 1227.357m, to mark 13, defined by coordinates N: 8862210.564m and E: 731245.277m, with azimuth of 305º51’42’’ and a distance of 320.184m, to mark 1, defined by coordinates N: 8862249.421m and E: 731225.762m, with azimuth of 333º19’59’’ and a distance of 43,482m, to the starting mark of this perimeter, totaling an area of 64.01.19 hectares. All coordinates described herein are georeferenced to the Brazilian Geodetic System and are represented in the UTM System, referenced to the Central Meridian – 51, time zone 22, with SAD 69 as the data. All azimuths and distances, area and perimeter were calculated on the UTM projection plane. The descriptive memorial was provided by engineer Fernando Esteves Torres CREA 060.161.310-0. The present property subject to this registry is registered with INCRA 924.105.003.123.3, part of the area of 426.6 ha, registered with Federal Revenue NIRF 1.927.455-6, whose total described area is 402.4 ha. PREVIOUS REGISTRY: This registration was separated from registry 1,343, Book 2E, pages 162 and so on. in Book 2AK, pages 82 under R-19 on September 9, 1996. OWNERS: Frank de Oliveira Lourenço da Silva, registered under personal ID CIRG 770.971 SSP/TO, enrolled under individual taxpayer CPF number 067.504.849-48, Brazilian, single, student, resident and domiciled at Rua México nº 670, Nações, in the City of Balneário Camboriú - SC; Gladson Garcia de Oliveira, registered under personal ID CIRG 7.857.400 SSP/SP, Brazilian, single, resident and domiciled at Fazenda Canadá, in the City of Paraíso do Tocantins - TO; Glaycon Garcia de Oliveira, registered under personal ID CIRG 10.546.372 SSP/SP, enrolled under individual taxpayer CPF number 056.418.668-65, farmer, married to Janka Borges de Oliveira, housewife, registered under personal ID CIRG 62.239 SSP/TO, enrolled under individual taxpayer CPF number 969.209.121-04, married under the partial community property regime, resident and domiciled in the City of Paraíso do Tocantins - TO. The dismemberment of the previous registry and creation of this present one met the request, intervention and consent made by: Ornersino G. de Oliveira, registered under personal ID CIRG 128.668 SSP/TO, enrolled under individual taxpayer CPF number 074.974.078-72, Brazilian, widow, farmer, resident and domiciled in Paraíso do Tocantins TO and the other condominium owners of the dismembered registry. In witness whereof. Paraíso do Tocantins - TO, August 13, 2007.

AV-6-M-12084. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register – CNM: 128355.2.0012084-44, in compliance to article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal 128355AAA281778-WVU, 128355AAA287598-XTN (Free of Charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$363,937.54 (three hundred and sixty-three thousand, nine hundred and thirty-seven reais and fifty-four centavos).

REGISTRY 9.357 – PARAÍSO DO TOCANTINS/TO

PROPERTY: A rural area consisting of Parts of Lots 81, 82, 83, 84 and 87 (eighty-one, eighty-two, eighty-three, eighty-four and eighty-seven) of the Loteamento São José, located in the municipality of Paraíso do Tocantins - TO, with an area of 24,200.00 m² (twenty-four thousand and two hundred square meters), with the following distances and boundaries: “Starting on mark 01, on the banks of BR-153 bordering part of the same lot, in the direction of the following magnetic bearings and distances: 73º 55’00’’ NW, for 165.00 meters to mark 10-Q2, bordering once again part of the same lot, in the direction of 74º10’00’’SE, for 204.00 meters, to mark 04, on the banks of BR-153 in the direction of Paraíso to Rosalândia, for 132.25 meters to mark 01, the starting point”. The descriptive memorial was provided by the Agricultural Engineer, Joaquim Roberto Carmo, CREA-D 15th Region. This registration was separated from registry 7,184 of Book 2AI, page 130, on June 26, 1992, in this registry office. OWNER: Associação dos Policiais Federais Paraíso, CGC 01.206.290/0001-97, with headquarters on Rodovia BR-153, s/nº, Km 487, rural area, in the city of Paraíso do Tocantins - TO, registered under INCRA 924.105.007650-4, according to information guide 280/97, filed at this registry office. In witness whereof. Paraíso do Tocantins - TO, August 01, 1997.

AV-6-M-9357. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register – CNM: 128355.2.0009357-77, in compliance with article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal 128355AAA281778-WVU, 128355AAA287593-WOM (Free of Charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$13,758.84 (thirteen thousand, seven hundred and fifty-eight reais and eighty-four centavos).

REGISTRY 4.455 – PARAÍSO DO TOCANTINS/TO

PROPERTY: AN AREA OF 16.4695 HA, REMAINING FROM A LARGER AREA WITH 24.00 HA, FORMED BY LOTS 233 AND 234, CALLED SECÇÃO CHÁCARA, JUÍNA 1 FASE, LOCATED IN THE NÚCELO PIONEIRO PROJETO JUÍNA, IN THE MUNICIPALITY OF JUÍNA-MT, remaining an area of 16.4695 ha, with the following distances and boundaries: North: With lot 235; South: With lots 231 and 232, unified; East: With Caminho Vicinal 03 and the dismembered part of the Remaining Area of Lots 233 and 234, unified; West: With the area separated from Lots 233 and 234, unified. DESCRIPTION OF THE PERIMETER: 1.2- heading 43º00’NW, distance of 249.20 meters, with Lots 231 and 232, unified. 2.3- heading 47º00’NE, distance of 400.00 meters, with the area separated from Lots 233 and 234, unified. 3.4- heading 43º00’SE, distance of 448.42 meters, with Lot 235; 4.5- heading 47º00’SW, distance of 326.35 meters, with Caminho Vicinal 03; 5.6- heading 43º00’NW, distance of 199.22 meters, with the area separated from the Remaining Area of Lots 233 and 234, Unified; 6.1- heading 47º00’SW, distance of 73.65 meters, with a dismembered part of the remaining area of Lots 233 and 234, unified. Everything according to the Map and Descriptive Memorial duly signed by Agriculture Engineer – Antonio Carlos Ioris – CREA 6,870, Duly registered with CREA-MT. The ART deed was paid. A Clearance Certificate of Debts Relating to Tax on Rural Land Property, issued by the Ministry of Finance – Federal Revenue Secretariat of Brazil, on 10/02/2007, was presented, with certificate control code 83CB.64E8.874D.DC76, registered with the Federal Revenue under property code 3.621.583-0, with an area of 60.0 ha and the Rural Property Registration Certificate – CCIR 2003/2004/2005, which was paid and registered under INCRA Property code 901.202.052.620-4 – total area 48.0000 ha, referring to this property along with another OWNER: ELOY MONTEIRO DE CARVALHO, Brazilian, farmer, resident and domiciled in this city, married to MARIA PEGO DE CARVALHO, under the General Community of Property regime, on 12/10/1955, holder of personal identification RG number 569.819-PR and enrolled under individual taxpayer CIC number 012.925.019-87. PREVIOUS REGISTRY: Registry 4,342, Book 02 on 11/07/2007, in this Registry Office. Fees: R$35.60. Juína, December 27, 2007. I, the Official, typed and verified.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$33,814,164.91 (thirty-three million, eight hundred and fourteen thousand, one hundred and sixty-four reais and ninety-one centavos).

ANNEX C

CONSOLIDATED BYLAWS

JBS S.A.

By-Laws

CNPJ/MF (Corporate Taxpayer Registration) No. 02.916.265/0001-60

NIRE (State Registration Number) 35.300.330.587

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND TERM

Article 1 JBS S.A. (“Company”) is a company governed by these Articles of Incorporation and by the laws in force.

Article 2 The Company is headquartered in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3° andar, CEP (Zip Code) 05118-100.

Sole Paragraph The Company may open, close and amend the address of subsidiaries, agencies, warehouses, distribution centers, offices and any other establishments in the country or abroad by resolution of the Executive Board, subject to the provisions of Article 26, item IV, of these Articles of Incorporation.

Article 3 The Company’s corporate purpose is: (a) administrative office; (b) operation on its own account of cattle slaughtering and refrigeration, industrialization, distribution and commercialization of in natura or industrialized food products and products and by-products of animal and vegetable origin and their derivatives (including, without limitation, cattle, pigs, sheep and fish in general; (c) processing, preservation and production of canned vegetables, canned foods, fats, animal feed, canned goods, import and export of derivative products; (d) industrialization of products for pets, nutritional additives for animal feed, balanced feed and prepared feed for animals; (e) purchase, sale, rearing, fattening and slaughtering of cattle, in its own establishment and that of third parties; (f) slaughterhouse with cattle slaughter and meat preparation for third parties; (g) industry, trade, import, export of bovine tallow, meet meal, bone meal and feed; (h) purchase and sale, distribution and representation of foodstuffs, uniforms and clothing with provision of clothing services in general; (i) processing, wholesale marketing, import and export of hides and calfskins, horns, bones, hooves, mane, wool, raw hair and bristles, feathers and animal protein; (j) distribution and commercialization of drinks, candies and barbecue utensils; (k) industrialization, distribution and commercialization of sanitizing-household hygiene products; (l) industrialization, distribution, commercialization, import, export, improvement, representation of perfumery products and toiletries, cleaning products and personal and domestic hygiene, cosmetics and personal use products; (m) import and export, provided that they are related to the activities contained in items “b”, “d”, and “k” of the Company’s corporate purpose; (n) industrialization, leasing and sales of machines and equipment in general and the assembly of electrical panels, provided that they are related to the activities contained in items “b”, “d”, “i”, “j”, “k”, “ l” and “m” of the Company’s corporate purpose and to the extent necessary to carry out them, this activity not being able to represent more than 0.5% of the Company’s annual revenue; (o) trading of chemical products, provided they are related to the activities set out in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (p) industrialization, commercialization, import and export of plastics, plastic products, scraps in general, corrective fertilizers, organic and mineral fertilizers for agriculture, removal and biological treatment of organic waste, provided that they are related to the activities contained in items “b “, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose and to the extent necessary to carry out them; (q) printing, manufacture of cans, preparation of steel coils (tin and plated) and varnishing of steel sheets, provided that they are related to the activities contained in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (r) closed warehouse and good warehouse for third parties, except general warehouses and mobile storage; (s) general warehouses, in accordance with Federal Decree No. 1,102, of November 21, 1903, for the storage and conservation of perishable goods belonging to third parties; (t) municipal, intercity, interstate and international road transport of cargo in general; (u) production, generation and commercialization of electric energy, and cogeneration of energy and storage of hot water for heating with or without authorization from the relevant Public Authorities; (v) production, sale, import and export of biofuel, biodiesel, glycerin, organic residue resulting from the biodiesel manufacturing process (sludge), soluble alcohol, additives, vegetable oils, organic additives for mixing, recycled oil, esters, chemical products and derivatives; (w) the industrialization, distribution, commercialization and storage of chemical products in general; (x) production, trade of biodiesel from animal fat, vegetable oil and by-products and bioenergy, import; (y) commercialization of agricultural raw materials in general; (z) industrialization, distribution, commercialization and storage of products and by-products of animal and vegetable origin and their derivatives, glycerin and by-products of animal and vegetable origin; (aa) intermediation and agencying of services and business in general, except real estate; (ab) provision of services of laboratory analysis, testing and technical analysis; (ac) manufacture of margarine and other vegetable fats and non-edible animal oils; (ad) manufacture of ice cream and other edible ices; (ae) wholesale of other chemical and petrochemical products not previously specified; (af) manufacture of additives for industrial use; (ag) manufacture of refined vegetable oils, except corn oil; (ah) manufacture of synthetic soaps and detergents; (ai) wheat milling and production of derivatives; (aj) manufacture of organic chemicals not previously specified; (ak) processing, industrialization, distribution, trading, import, export, commission, consignment and representation of milk and its derivatives; (al) processing, industrialization, distribution, trade, import, export, commission, consignment and representation of food products of any kind; (am) distribution, trading, import, export, commission, consignment and representation of agricultural products, machinery, equipment, parts and inputs necessary for the manufacture and sale of the Company’s products; (an) distribution, trading, import, export, commission, consignment and representation of vinegar, beverages in general, candies and canned food; (ao) provision of services and technical assistance to rural livestock farmers; (ap) participation in other companies in the country and abroad, as a partner, shareholder or associate; (ar) production, generation and commercialization of electric energy; (aq) industrialization of hides, calfskins and their derivatives, their preparation and finishing, industrialization of upholstery and other leather items; (air) road transport of dangerous goods; (as) exploitation of the branch of industrialization, commercialization, export and import of ingredients and products for food and the representation of products in general; (at) recovery of plastic materials; (au) recovery of materials not otherwise specified; (av) treatment and disposal of non-hazardous waste; (aw) hazardous waste disposal treatment; (ax) manufacture of plastic artifacts for other uses not previously specified; (ay) wholesale trade in slaughtered poultry and derivatives; (az) raising other poultry, except for cutting; (aaa) egg production; (aab) production of day-old chicks; (aac) manufacture of medicines for veterinary use; and (aad) manufacture of tanned, varnished, metallic, suede, tanned, plated leather; (aae) leather regeneration, dyeing and painting; (aaf) loading and unloading; and (aag) electricity monitoring.

Sole Paragraph The Company may explore other branches that have affinity with the object expressed in Article 3, as well as participate in other companies, in the country or abroad.

Article 4 The Company’s term of duration is indefinite.

CHAPTER II

CAPITAL

Article 5 The capital is R$ 23,631,071,304.24 (twenty three billion, six hundred and thirty-one million, seventy-one thousand, three hundred and four Brazilian Reais and twenty-four cents), fully subscribed and paid, divided into 2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy) common shares, all nominative, registered and without par value.

Article 6 The Company is authorized to increase its capital, regardless of amendment to the articles of incorporation, by up to 1,375,853,183 (one billion, three hundred and seventy-five million, eight hundred and fifty and three thousand, one hundred and eighty-three) common shares, nominative, registered and without par value.

Paragraph 1 Within the limit authorized in this Article, the Company may, upon resolution of the Board of Directors, increase the capital regardless of amendment to the article of incorporation, subject to the provisions of Paragraph 2 of Article 166 of Law 6,404, of December 15, 1976, as amended (“Corporation Law”). The Board of Directors will fix the number, price, and payment term and the other conditions of the share issue.

Paragraph 2 Within the limit of the authorized capital, the Board of Directors may deliberate on the issuance of subscription bonus and bonds convertible into common shares.

Paragraph 3 Within the limit of the authorized capital and pursuant to the plan approved by the Annual Meeting, the Company may grant stock options to managers, employees or individuals who provide services to it, or to managers, employees or individuals who provide services to companies under its control, excluding the preemptive rights of shareholders in the granting and exercise of the stock options.os, or to managers, employees or individuals rendering services to companies under its control, excluding the preemptive rights of shareholders in the granting and exercise of the call options.

Paragraph 4 The Company is prohibited from issuing beneficiary parties.

Paragraph 5 The Company may not issue preferred shares.

Paragraph 6 Whenever the Board of Directors approves the capital increase within the limit of the authorized capital, the consolidation of Articles 5 and 6 of the Articles of Incorporation shall be included in the agenda of the subsequent Annual Meeting.

Article 7 The capital will be represented exclusively by common shares and each common share will give the right to one vote in the deliberations of the Annual Meeting.

Article 8 All the Company’s shares are registered, held in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) designated by the Board of Directors, in the name of their holders, without the issuance of certificates.

Sole Paragraph The cost of transfer and annotation may be charged directly to the shareholder by the registration institution, as may be defined in the share registration contract.

Article 9 At the discretion of the Board of Directors, may be excluded or reduced the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonus, whose placement is made by sale on the stock exchange or by public subscription, or through exchange for shares, in a public offer for the acquisition of control, under the terms established by law, within the limit of the authorized capital.

CHAPTER III

ANNUAL MEETING

Article 10 The Annual Meeting shall meet, ordinarily, once a year and, extraordinarily, when convened under the terms of the Brazilian Corporation Law and these Articles of Incorporation.

Paragraph 1 The Annual Meeting shall be called by the Chairman of the Board of Directors or, in the cases provided for by law, by shareholders or by the Audit Committee, by means of a published notice, in accordance with the applicable Corporation Law and Regulations.

Paragraph 2 The resolutions of the Annual Meeting will be taken by majority of votes present.

Paragraph 3 The Annual Meeting may only resolute on the matters of the agenda, set forth in the respective call, subject to the exceptions set forth in the Brazilian Corporation Law.

Paragraph 4 At the Annual Meetings, the shareholders must present, at least, 72 (seventy-two) hours in advance, in addition to the identity document and/or relevant corporate acts proving the legal representation, as the case may be: (i) proof issued by the registration institution, at most, 5 (five) days before the date of the Annual Meeting; (ii) the mandate with notarized signature of the grantor; and/or (iii) regarding shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding participation, issued by the competent body.

Paragraph 5 The minutes of Annual Meetings must be drawn up in the book of Minutes of Annual Meetings in the form of a summary of the facts occurred and published with omission of signatures.

Artigo 11 The Annual Meeting will be installed and presided by the Chairman of the Board of Directors or, in his absence or impediment, installed and presided by another Director, Officer or shareholder appointed in writing by the Chairman of the Board of Directors. The Chairman of the Board of the Annual Meeting will appoint up to 2 (two) Secretaries.

Article 12 It is up to the Annual Meeting, in addition to the attributions provided for by law:

I. elect and dismiss the members of the Board of Directors and the Audit Committee;

II. set the annual global compensation of the managers, as well as of the members of the Audit Committee and the Statutory Audit Committee;

III. reform the Articles of Incorporation;

IV. deliberate about the dissolution, liquidation, merger, spin-off, incorporation of the Company, or of any company in the Company;

V. attribute bonus shares and decide on eventual grouping and unfolding of shares;

VI. approve stock purchase option plans destined to managers, employees or natural persons who provide services to the Company or to controlled company of the Company;

VII. deliberate, according to the proposal presented by the management, about the allocation of the year’s profit and the distribution of dividends;

VIII. elect and dismiss the liquidator, as well as the Audit Committee that will operate during the liquidation period;

IX. deliberate about any matter submitted to it by the Board of Directors.

CHAPTER IV

MANAGEMENT BODIES

Section I - Common Provisions to the Management Bodies

Article 13 The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1 The investiture of the Company’s management members in their respective positions shall be made by means of an instrument of investiture drawn up in a proper book, which shall contain provisions expressly subject to the arbitration clause provided for in article 50 of these Articles of Incorporation, signed by the manager taking office, waived any guarantee of management.

Paragraph 2 The managers shall remain in their positions until their substitutes take office, unless otherwise resolved by the Annual Meeting or by the Board of Directors, as the case may be.

Article 14 The Annuaal Meeting shall set the overall amount of compensation of the managers, and the Company’s management shall be responsible for setting the individual compensation of the Directors, the members of the Statutory Audit Committee and the Executive Board,

Article 15 Except as provided in these Articles of Incorporation, any of the management bodies shall validly meet with the presence of the majority of their respective members and shall pass resolutions by the vote of an absolute majority of those present.

Sole Paragraph The prior call of the meeting as a condition of its validity is only waived if all its members are present. Members of the management body who express their vote through the delegation made in favor of another member of the respective body, by prior written vote or by written vote transmitted by electronic mail or any other means of communication, are considered present.

Section II - Board of Directors

Article 16 The Board of Directors shall be composed of at least 5 (five) and at most 11 (eleven) members, all elected and removable by the Annual Meeting, with a unified mandate of 2 (two) years, considering each year as the period between 2 (two) Annual Meetings, reelection being permitted.

Paragraph 1 At the Annual Meeting whose purpose is to deliberate on the election of the members of the Board of Directors, the shareholders must first establish the effective number of members of the Board of Directors to be elected.

Paragraph 2 As per the New Market Regulation of B3 S.A. - Brasil, Bolsa e Balcão (respectively, “Novo Mercado Regulation and “B3”), considering the the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, must be independent directors, and the characterization of the nominees to the Board of Directors as independent directors must be deliberated at the Annual Meeting that elects them.

Paragraph 3 When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company must proceed with the rounding up to the immediately higher whole number.

Paragraph 4 For the purposes of verifying the classification of the independent director, it is not considered an independent director that: (i) is a direct or indirect controlling shareholder of the Company; (ii) has exercised voting rights at the Board of Directors’ meetings bound by a shareholders’ agreement whose purpose is matters related to the Company; (iii) is a spouse, partner or relative, direct or not, up to the second degree of the controlling shareholder, the Company’s manager or the manager of the controlling shareholder; and (iv) has been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder. For the purposes of verifying the classification of the independent director, the situations described below must be analyzed in order to verify whether they imply a loss of independence of the independent director due to the characteristics, magnitude and extent of the relationship: (i) it is related up to the second degree of the controlling shareholder, the Company’s manager or the controlling shareholder’s manager; (ii) has been, in the last 3 (three) years, an employee or officer of affiliated companies, controlled or under common control; (iii) has business relationships with the Company, its controlling shareholder or affiliated companies, controlled or under common control; (iv) holds a position in a company or entity that has commercial relations with the Company or with its controlling shareholder who has decision-making power in conducting the activities of said company or entity; or (v) receives other remuneration from the Company, its controlling shareholder, affiliated companies, controlled or under common control, in addition to that relating to the performance as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated companies, controlled or under common control, except for cash proceeds arising from participation in the Company’s share capital and benefits arising from supplementary pension plans. Furthermore, an independent director is considered, however, to be the one elected pursuant to Article 141, Paragraphs 4 and 5 of the Joint Stock Company Law, in case there is a controlling shareholder.

Paragraph 5 After the mandate ends, the members of the Board of Directors shall remain in their positions until the new elected members take office.

Paragraph 6 The Annual Meeting may elect one or more alternate members to the Board of Directors.

Paragraph 7 The member of the Board of Directors or alternate may not have access to information or participate in meetings of the Board of Directors related to matters in which they have an interest that conflicts with the interests of the Company.

Paragraph 8 The Board of Directors, for better performance of its functions, may create committees or working groups with defined objectives, which shall act as auxiliary bodies, without deliberative powers, always with the aim of advising the Board of Directors, being composed of people appointed by it among the management members and/or other persons directly or indirectly related to the Company.

Paragraph 9 In cases of vacancy of the position of director, the respective alternate, if any, shall take his/her place; if there is no alternate, his replacement will be appointed by the remaining directors, and will serve until the first Annual Meeting.

Article 17 The Board of Directors shall have 1 (one) Chairman and 1 (one) Vice-President, who will be elected by the majority of votes of those present, at the first meeting of the Board of Directors that takes place immediately after such members take office, or always that there is a resignation or vacancy in those positions.

Paragraph 1 The Chairman of the Board of Directors shall call and preside the meetings of the body and the Annual Meetings, except, in the case of Annual Meetings, the cases in which he/she indicates in writing another director, officer or shareholder to preside over the works, subject to the provisions of article 11 of these Articles of Incorporation.

Paragraph 2 In the resolutions of the Board of Directors, the Chairman of the body, in addition to his own vote, shall have the casting vote, in the event of a tie in the vote due to an eventual composition of an even number of members of the Board of Directors. Each director will be entitled to 1 (one) vote in the resolutions of the body, and the resolutions of the Board of Directors will be taken by a majority of its members.

Paragraph 3 The Vice-President shall exercise the functions of the Chairman in his/her absences and temporary impediments, regardless of any formality. In the event of absence or temporary impediment of the Chairman and Vice-President, the functions of the Chairman will be performed by another member of the Board of Directors appointed by the other members of the Board of Directors.

Paragraph 4 The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person, except for the cases provided for in the Novo Mercado Regulation.

Article 18 The Board of Directors shall meet, (i) at least once per quarter; and (ii) at special meetings, at any time. The meetings of the Board of Directors shall be held upon a call of the Chairman of the Board of Directors or any other member, in writing, at least 7 (seven) days in advance, and indicating the date, time, place, detailed agenda and documents to be considered at that meeting, if any. Any director may, upon written request to the Chairman, include items on the agenda. The Board of Directors may unanimously deliberate to include any other matter on the agenda of the meeting. The meetings of the Board of Directors may be held by conference call, video conference or by any other means of communication that allows for the identification of the member and simultaneous communication with all other people present at the meeting.

Paragraph 1 Calls for meetings shall be made by means of a written notice delivered by email or any other means of communication to each member of the Board of Directors at least 7 (seven) days in advance, unless the majority of its members members in office set a shorter period, but not less than 48 (forty-eight) hours.

Paragraph 2 All resolutions of the Board of Directors shall be recorded in the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings, and a copy of said minutes will be delivered to each member after the meeting.

Paragraph 3 Regardless of any formalities, a meeting will be considered regularly called when all the members of the Board of Directors attend it.

Article 19 It is incumbent upon the Board of Directors, in addition to other attributions conferred upon it by law or by the Articles of Incorporation:

I. establish the general orientation of the Company’s business, considering the safety of people, social development and respect for the environment;

II. electing and dismissing the Officers, as well as specifying their attributions, subject to the provisions of these Articles of Incorporation;

III. set the remuneration, indirect benefits and other incentives for the Officers, within the overall limit of management remuneration approved by the Annual Meeting;

IV. inspect the management of the Officers; examine the Company’s books and papers at any time; request information about contracts entered into or about to enter into and about any other acts;

V. choose and dismiss the independent auditors, as well as calling them to provide any clarifications deemed necessary on any matter;

VI. exam the Management Report, the Executive Board’s accounts and the Company’s financial statements and deliberate on their submission to the Annual Meeting;

VII. approve and review the Company’s annual budget, capital budget and business plan, which must be reviewed and approved annually, as well as formulating a capital budget proposal to be submitted to the Annual Meeting for profit retention purposes;

VIII. deliberate about the calling of the Annual Meeting, when deemed convenient or in the case of article 132 of the Brazilian Corporation Law;

IX. submit to the Annual Meeting a proposal for allocation of net income for the year, as well as to resolve on the advisability of drawing up semi-annual balance sheets, or in shorter periods, and the payment of dividends or interest on shareholders’ equity arising from these balance sheets, as well as to resolve on the payment of interim or intercalary dividends to the retained earnings or profit reserves account existing in the last annual or semi-annual balance sheet;

X. present to the Annual Meeting a proposal for reforming the Articles of Incorporation;

XI. present to the Annual Meeting a proposal for dissolution, merger, spin-off or incorporation of the Company and the incorporation, by the Company, of other companies;

XII. manifest itself previously about any subject to be submitted to the Annual Meeting;

XIII. authorize the issuance of shares of the Company, within the limits authorized in article 6 of these Articles of Incorporation, setting the price, the payment term and the conditions for the issuance of the shares, and may also exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonus and convertible bonds whose placement is made through sale on the stock exchange, by public subscription or in a public offering for the acquisition of Control, under the terms established by law;

XIV. deliberate on the issue: (i) of subscription bonus and bonds convertible into common shares, as provided for in paragraph 2 of article 6 of these Articles of Incorporation, specifying the limit of the capital increase resulting from the conversion of bonds, in value of the share capital or in number of shares; or (ii) of simple bonds, not convertible into shares, with or without security interest, establishing, by delegation of the Annual Meeting, when issuing any of the bonds referred to in this item XIV, the time and conditions of maturity, amortization or redemption, the time and conditions for payment of interest, profit sharing and reimbursement premium, if any, and the method of subscription or placement, as well as the types of bonds;

XV. deliberate about the negotiation with bonds issued by the Company for the purpose of cancellation or remaining in treasury and respective alienation, observing the pertinent legal provisions;

XVI. grant stock options to managers, employees or natural persons who provide services to the Company or to companies controlled by the Company, without preemptive rights for shareholders, under the terms of plans approved at the Annual Meeting;

XVII. deliberate about the negotiation with shares issued by the Company for the purpose of cancellation or remaining in treasury and respective alienation, observing the pertinent legal provisions;

XVIII. decide about the payment or credit of interest on equity to shareholders, under the terms of the applicable legislation;

XIX. approve the execution, amendment or termination of any contracts, agreements or arrangements between the Company or its controlled companies and any related parties in amounts equal to or over R$ 100,0000,000.00 (one hundred million Brazilian Reais) considered individually or cumulatively, in the period of the last 12 (twelve) months and any other transactions with related parties indicated in the Related-Party Policy;

XX. approve the hiring of the institution providing share registration services;

XXI. deliberate on any matter submitted to it by the Executive Board, as well as to call the members of the Executive Board for joint meetings, whenever deemed convenient;

XXII. institute Committees, establishing the respective regulations and competencies, electing and dismissing their members and following up the activities developed by the Committees;

XXIII. dispose, observing the rules in these Articles of Incorporation and in the legislation in force, about the order of its work and adopt or enact regulations for its operation;

XXIV. approve policies for (a) disclosure of information to the market, (b) trading in the Company’s securities, (c) compensation, (d) appointment of members of the Board of Directors, Committees and Executive Board, (e) management of risks, and (f) transactions with related parties, or equivalent formal documents; and

XXV. establish the amount of the Executive Board’s authority to:

(a)	the issuance of any credit instruments to raise funds, be it “bonds”, “notes”, “promissory notes”, “certificate of receivables” “commercial papers”, or others of common use in the market, as well as to fix their issuance and redemption conditions;

(b)	the acquisition or alienation of equity interests, joint ventures or strategic alliances with third parties;

(c)	the acquisition or alienation of permanent assets and real estate;

(d)	the constitution of real encumbrances and the provision of sureties, guarantees and assurances for its own obligations and/or those of its controlled company;

(e)	to contract indebtedness, in the form of a loan or issue of securities or assumption of debt, or any other legal business that affects the Company’s capital structure;

(f)	the provision of guarantees, by the Company, in lease agreements in favor of its employees and/or employees of company directly or indirectly controlled by the Company, for the duration of their labor contract;

(g)	the execution of any contract, agreement or other instrument that (i) prevents the Company or its controlled companies from carrying out its unilateral termination with notice of less than 90 (ninety) days; or that (ii) requires payment of any type of penalty or pecuniary obligation for the Company or its subsidiaries, including but not limited to fine, loss of profits, take or pay clause or that establishes the commitment of the Company or its controlled companies to remain with the obligation to pay maturing installments whose value is equal to or superior than the equivalent of 3 (three) months of the pecuniary obligations ordinarily established by the same instrument; and

XXVI. express itself in favor or contrary to any public offer for the acquisition of shares that has as its object the shares issued by the Company, by means of a prior reasoned opinion, disclosed within 15 (fifteen) days of the publication of the notice of the public offering of acquisition of shares, which should address, at least (i) the convenience and opportunity of the public offering for the acquisition of shares in the interest of the Company and its shareholders, including in relation to the price and potential impacts on the liquidity of the securities values owned by it; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) possible alternatives to accepting the public offer for the acquisition of shares available on the market.

Section III - Executive Board

Article 20 The Executive Board, whose members shall be elected and removable from office at any time by the Board of Directors, shall consist of at least 2 (two) and at most 7 (seven) members, of which shall be designated Chief Executive Officer, Management and Control Officer, Finance Officer, Investor Relations Officer, and the other Officers with no specific designation. The positions of Chief Executive Officer and Investor Relations Officer must be obligatory filled. The officers will have a unified mandate of 3 (three) years, being that the period between 2 (two) Annual Annual Meetings, reelection being allowed.

Paragraph 1 Except in the case of a vacancy in the office, the election of the Executive Board will take place up to 30 (thirty) business days after the date of the Annual Meeting.

Paragraph 2 In case of resignation or dismissal of the Chief Executive Officer, or, in the case of the Investor Relations Officer, when such fact implies in noncompliance with the minimum number of Officers, the Board of Directors shall be summoned to elect a substitute to complete the mandate of the replaced Officer.

Paragraph 3 In the event of vacancy in the office of any member of the Executive Board, the duties performed by the replaced member shall be assigned to another member of the Executive Board chosen by the remaining Officers.

Article 21 Without prejudice to the cases in which specific authorization is required by the Brazilian Corporation Law or by these Articles of Incorporation, it is incumbent upon the Chief Executive Officer, on an exclusive basis, with the possibility of delegating the following activities by means of an ad hoc power of attorney: (i) execute and cause to be executed the resolutions of the Annual Meetings and of the Board of Directors; (ii) establish goals and objectives for the Company; (iii) supervise the preparation and execution of the annual budget, the budget of capital and the business plan of the Company; (iv) coordinate, manage, direct and supervise all of the Company’s business and operations, in Brazil and abroad; (v) coordinate the activities of the other Executive Officers of the Company and of its subsidiaries, in Brazil and abroad, taking in consideration the specific atributions provided for in these Articles of Incorporation; (vi) direct, at the highest level, the Company’s public relations and guide institutional advertising; (vii) call and preside over meetings of the Executive Board; (viii) represent the Company in person, or through a proxy appointed by the Company at meetings or other corporate acts of companies in which the Company participates; and (ix) other attributions that are, from time to time, determined by the Board of Directors.

Article 22 It is incumbent upon the Officer of Management and Control: (i) to coordinate, manage, direct and supervise the areas of Accounting, Information Technology, Accounts Receivable/Credit, Accounts Payable and Administrative; and (ii) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 23 It is incumbent upon the Finance Officer: (i) to coordinate, manage, direct and supervise the Company’s Finance area; (ii) to direct and guide the preparation of the annual budget and the capital budget; (iii) to direct and guide the Company’s treasury activities, including the raising and management of resources, as well as the hedge policies pre-defined by the Chief Executive Officer; and (iv) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 24 It is incumbent upon the Investor Relations Officer: (i) to coordinate, manage, direct and supervise the Company’s Investor Relations area; (ii) to represent the Company before shareholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and other control bodies and other institutions related to activities carried out in the capital market, in Brazil and abroad; and (iii) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 25 It is incumbent upon the Officers without specific designation, if elected, to assist the Chief Executive Officer in the coordination, management, direction and supervision of the Company’s business, in accordance with the attributions assigned to them, from time to time, determined by the Chief Executive Officer.

Article 26 The Executive Board has all the powers to perform the acts necessary for the regular operation of the Company and the achievement of the Company’s purpose, however special they may be, including to waive rights, compromise and agree, subject to the relevant legal or statutory provisions. In compliance with the Executive Board’s authority values established by the Board of Directors in the cases provided for in article 19 of these Articles of Incorporation, the Executive Board is responsible for managing and direct the Company’s business, especially:

I. to comply and enforce these Articles and the resolutions of the Board of Directors and the Annual Meeting;

II. prepare, annually, the Management Report, the Executive Board’s accounts and the Company’s financial statements, along with the report of the independent auditors, as well as the proposal for the allocation of profits calculated in the previous year, for consideration by the Board of Directors and the Annual Meeting;

III. propose, to the Board of Directors, the annual budget, the capital budget and the Company’s business plan, which must be reviewed and approved annually;

IV. deliberate about the installation and closing of branches, warehouses, distribution centers, offices, sections, agencies, representations on its own behalf or on behalf of third parties, anywhere in the country or abroad;

V. decide on any matter that is not of the exclusive competence of the Annual Meeting or of the Board of Directors; and

VI. call the Annual Meeting, in case of vacancy of all the positions in the Board of Directors.

Article 27 The Executive Board shall validly meet with the presence of 2 (two) Officers, one of them always being the Chief Executive Officer, and shall deliberate by the vote of the majority of those present, with the casting vote being attributed to the Chief Executive Officer in the event of a tie in the vote.

Article 28 The Executive Board will meet whenever called by the Chief Executive Officer or by the majority of its members. The meetings of the Executive Board may be held by conference call, video conference or by any other means of communication that allows the identification and simultaneous communication between the Officers and all other persons present at the meeting.

Sole Paragraph Regardless of any formalities, a meeting will be considered regularly called when all the members of the Executive Board attend it.

Article 29 Calls for meetings shall be made by means of a written notice delivered by email at least 48 (forty-eight) hours in advance, which shall include the agenda, date, time and place of the meeting.

Article 30 All the resolutions of the Executive Board will be included in the minutes drawn up in the book of minutes of the Executive Board’s Meetings and signed by the Officers present.

Article 31 The Company will always be represented, in all acts, by the isolated signature of the Chief Executive Officer or by the signature of 2 (two) Officers jointly or by the signature of one or more attorneys-in-fact specially appointed for this purpose in accordance with paragraph 1 below.

Paragraph 1 All powers of attorney shall be granted by the Chief Executive Officer individually, or, in his absence, by 2 (two) Officers jointly, by means of a mandate with specific powers and for a determined term, except in the cases of ad judicia powers of attorney, in which case the mandate may be for an undetermined term, by means of a public or private instrument.

Paragraph 2 The acts of any Officers, attorneys, representatives and employees that involve or concern operations or businesses outside the corporate purpose and corporate interests or that are practiced in breach of these Articles of Incorporation are expressly prohibited, being null and void in relation to the Company, except when expressly approved by the Board of Directors.

CHAPTER V

AUDIT COMMITTEE

Article 32 The Audit Committee will operate on a permanent basis, with the powers and duties assigned to it by law.

Article 33 The Audit Committee shall be composed of at least 3 (three) and at most 5 (five) effective members and substitutes in equal number, shareholders or not, elected and removed at any time by the Annual Meeting.

Paragraph 1 The members of the Audit Committee will have a unified mandate of 1 (one) year, and may be reelected.

Paragraph 2 The Audit Committee members, at their first meeting, will elect their Chairman.

Paragraph 3 The investiture of the Audit Committee members, effective and alternate, is subject to the signing of an instrument of investiture drawn up in the proper book, which shall include their submission to the arbitration clause referred to in article 48 of these Articles of Incorporation.

Paragraph 4 The Audit Committee members will be replaced, in their absences and impediments, by the respective substitute.

Paragraph 5 In the event of vacancy in the position of Audit Committee member, the respective substitute shall take his place; if there is no substitute, the Annual Meeting shall be call to elect a member for the vacant position.

Article 34 The Audit Committee will meet whenever necessary, having all the attributions assigned to it by law.

Paragraph 1 Regardless of any formalities, a meeting will be considered regularly called when all the members of the Audit Committee attend it.

Paragraph 2 The Audit Committee resolves by absolute majority vote, with the majority of its present members.

Paragraph 3 All the resolutions of the Audit Committee will be contained in minutes drawn up in the respective book of Minutes and Decisions of the Audit Committee and signed by the Directors who are present.

Article 35 The remuneration of the members of the Audit Committee shall be determined by the Annual Meeting that elects them, in compliance with Paragraph 3 of Article 162 of the Brazilian Corporation Law.

CHAPTER VI

STATUTORY AUDIT COMMITTEE

Article 36 The Statutory Audit Committee is an advisory body attached to the Board of Directors and shall be composed of at least 3 (three) and at most 5 (five) members, elected by the Board of Directors, as follows: (i) the majority of the SAC members must be independent members, (ii ) at least 1 (one) of the members must be an independent member of the Company’s Board of Directors, who does not take part in the Executive Board, as defined in the Novo Mercado Regulation, and (iii) at least 1 (one) of the members must have recognized experience in corporate accounting matters.

Paragraph 1 The same member of the Audit Committee may accumulate the characteristics referred to in items (ii) and (iii) of the caput.

Paragraph 2 The activities of the audit committee coordinator are specified in its Internal Regulation, approved by the Board of Directors.

Article 37 It is incumbent upon the Statutory Audit Committee, among other matters:

I. give its opinion on the hiring and dismissal of independent external auditors for the preparation of an independent external audit or any other service;

II. evaluate the quarterly information, interim statements, and financial statements;

III. monitoring the activities of the internal audit, of the Company’s internal controls area, and of the area that prepares the Company’s financial statements;

IV. evaluate and monitor the Company’s risk exposures, and may require detailed information on policies and procedures relating to management compensation, use of company assets, and expenses incurred on behalf of the Company;

V. evaluate, monitor, and recommend to management as to the correction or improvement of the Company’s internal policies relating to the preparation and audit of the financial statements; and

VI. have means for receiving and processing information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including the provision of specific procedures for protecting the provider and the confidentiality of the information.

Sole Paragraph The rules concerning the composition, attributions, operation, and compensation of the members of the Statutory Audit Committee, among other aspects, will be regulated in its own internal regulations, to be approved by the Board of Directors, observing the provisions of the applicable regulations.

CHAPTER VII

DISTRIBUTION OF PROFITS

Article 38 The fiscal year begins on January 1st and ends on December 31st of each year.

Sole Paragraph At the end of each fiscal year, the Executive Board will prepare the Company’s financial statements, in compliance with the relevant legal provisions.

Article 39 Together with the financial statements for the year, the Board of Directors shall present to the Annual Meeting a proposal on the allocation of the net income for the year, calculated after deducting the shares referred to in article 190 of the Brazilian Corporation Law, pursuant to the provisions of paragraph 1 of this article, adjusted for the purposes of calculating dividends pursuant to article 202 of the same law, subject to the following order of deduction:

(a) 5% (five percent) will be applied, before any other allocation, in the constitution of the legal reserve, which will not exceed 20% (twenty percent) of the capital. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporation Law exceeds 30% (thirty percent) of the share capital, the allocation of part from the net income for the year to the legal reserve shall not be mandatory;

(b) a portion, as proposed by the management bodies, may be allocated to the formation of a reserve for contingencies and reversal of the same reserves formed in previous years, pursuant to article 195 of the Brazilian Corporation Law;

(c) From the balance of net income remaining after the allocations of the legal reserve and reserve for contingencies as determined in letters (a) and (b) above, a portion intended for the payment of a minimum mandatory dividend, in each year, to 25% (twenty-five percent);

(d) In the fiscal year in which the amount of the minimum mandatory dividend, calculated pursuant to letter (c) above, exceeds the realized portion of the net income for the fiscal year, the Annual Meeting may, upon proposal of the management bodies, allocate the excess to the constitution of a reserve of profits to be realized, subject to the provisions of article 197 of the Brazilian Corporation Law; and

(e) The profits that remain after the legal deductions and minimum dividends referred to in subparagraph (c) of this article 37 will be allocated in an annual installment, not exceeding 90% (ninety percent) of the net income adjusted to the formation of the Statutory Reserve of Investment, which will have the purpose of financing the investment in operational assets and/or repurchase of own shares (to be held in treasury or to be canceled), this reserve not being able to exceed the share capital.

Paragraph 1 The Annual Meeting may attribute to the members of the Board of Directors and the Executive Board a profit share, not exceeding 10% (ten percent) of the remainder of the result for the year, limited to the global annual remuneration of the managers, after deducting the losses accrued and the provision for income tax and social contribution, pursuant to article 152, paragraph 1 of the Brazilian Corporation Law.

Paragraph 2 The distribution of profit shares in favor of the members of the Board of Directors and the Executive Board may only occur in the fiscal years in which the shareholders are assured the payment of the minimum mandatory dividend provided for in these Articles of Incorporation.

Article 40 By proposal of the Executive Board, approved by the Board of Directors, ad referendum of the Annual Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the shareholders’ equity, in compliance with the applicable legislation. The eventual amounts thus disbursed may be imputed to the amount of the mandatory dividend provided for in these Articles of Incorporation.

Paragraph 1 In the event of crediting interest to shareholders during the fiscal year and attributing them to the amount of the mandatory dividend, shareholders will be compensated with the dividends to which they are entitled, with the payment of any remaining balance being assured. In the event that the amount of dividends is less than what was credited to them, the Company will not be able to charge the shareholders for the excess.

Paragraph 2 The effective payment of interest on equity, having been credited during the fiscal year, will be made by resolution of the Board of Directors, in the course of the fiscal year or in the following fiscal year, but never after the dividend payment dates.

Article 41 The Company may prepare half-yearly balance sheets, or in shorter periods, and declare, by resolution of the Board of Directors:

(a) the payment of dividends or interest on equity, on account of the profit calculated in the semi-annual balance sheet, imputed to the amount of the mandatory dividend, if any;

(b) the distribution of dividends in periods shorter than 6 (six) months, or interest on own capital, imputed to the amount of the mandatory dividend, if any, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves; and

(c) the payment of interim dividends or interest on equity, to the account of accumulated profits or profit reserve existing in the last annual or half-year balance sheet, imputed to the amount of the mandatory dividend, if any.

Article 42 The Annual Meeting may resolute on the capitalization of profit or capital reserves, including those established in interim balance sheets, with due regard for the applicable legislation.

Article 43 Dividends not received or claimed shall prescribe within 3 (three) years from the date on which they were in the shareholder’s provision, and shall revert to the Company.

CHAPTER VIII

ALIENATION OF SHAREHOLDER CONTROL,

CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY,

EXIT FROM THE NOVO MERCADO AND

PROTECTION OF SHAREHOLDER BASE DISPERSION

Section I - Alienation of Company’s Control

Article 44 The direct or indirect alienation of the Company’s control, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public offer for the acquisition of shares having by object the shares issued by the Company held by the other shareholders, observing the conditions and terms provided for in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment with that given to the seller.

Section II - Cancellation of Registration as a Publicly-Held Company and Exit from Novo Mercado

Article 45 With the entry of the Company on B3’s Novo Mercado, the Company, its shareholders, including controlling shareholders, managers and members of the Audit Committee are subject to the provisions of the Novo Mercado Regulation.

Article 46 In the public offer for the acquisition of shares to be carried out, mandatorily, by the controlling shareholder or by the Company for the cancellation of the registration as a publicly-held company, the minimum price to be offered shall correspond to the fair price determined in the appraisal report, respecting the applicable legal and regulatory rules.

Section III - Protection of Dispersion of the Shareholder Base

Article 47 Any Buyer (as defined in paragraph 11 of this article), who acquires or becomes the holder of shares issued by the Company or other rights, including usufruct or fideicommissum on shares issued by the Company in an amount equal to or superior than 20% (twenty percent) of its share capital must carry out a public offer for the acquisition of shares for the acquisition of all shares issued by the Company, in compliance with the provisions of the applicable CVM regulations, the B3 regulations and the terms of this article. The Buyer must request the registration of said offer within 30 (thirty) days from the acquisition date or from the event that resulted in the ownership of shares or rights in an amount equal to or superior than 20% (twenty percent) of the Company’s share capital.

Paragraph 1 The public offer for the acquisition of shares shall be (i) addressed without distinction to all the Company’s shareholders; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined in accordance with the provisions of paragraph 2 of this article; and (iv) paid in cash, in national currency, against the acquisition in the offering of shares issued by the Company.

Paragraph 2 The acquisition price in the public offer for the acquisition of each share issued by the Company may not be lower than the higher value between: (i) 135% (one hundred and thirty-five percent) of the fair price determined in the appraisal report; (ii) 135% (one hundred and thirty-five percent) of the share issue price verified in any capital increase carried out by means of a public distribution occurred within the period of 24 (twenty-four) months prior to the date on which it becomes mandatory the carrying out of the public offer for the acquisition of shares under the terms of this article, which amount shall be duly updated by the IPCA from the date of issue of shares to increase the Company’s capital until the moment of financial settlement of the public offer for the acquisition of shares in the terms of this article; (iii) 135% (one hundred and thirty-five percent) of the average unit quotation of the shares issued by the Company during the period of 90 (ninety) days prior to the execution of the offer, weighted by the trading volume on the stock exchange where there is a greater volume of trading of shares issued by the Company; and (iv) 135% (one hundred and thirty-five percent) of the highest unit price paid by the Buyer, at any time, for a share or lot of shares issued by the Company. If the CVM regulation applicable to the offer provided for in this case determines the adoption of a calculation criterion for setting the acquisition price of each share in the Company in the offer that results in a higher acquisition price, that price shall prevail in the execution of the offer provided for that price of acquisition calculated pursuant to CVM regulations.

Paragraph 3 The fulfillment of the public offer for the acquisition of shares mentioned in the head provision of this article shall not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, to formulate a competing offer, pursuant to the applicable regulations.

Paragraph 4 The Buyer will be obliged to comply with any requests or requirements of the CVM, formulated based on the applicable legislation, related to the public offering for the acquisition of shares, within the maximum terms prescribed in the applicable regulations.

Paragraph 5 In the event that the Buyer does not comply with the obligations imposed by this article, even with regard to meeting the maximum deadlines: (i) for fulfillment or requesting the registration of the public offering for the acquisition of shares; or (ii) to comply with any CVM requests or requirements, the Company’s Board of Directors will call an Special Meeting, in which the Buyer may not vote to resolute on the suspension of the exercise of the Buyer’s rights that did not comply with any imposed obligation by this article, as provided for in article 120 of the Brazilian Corporation Law, without prejudice to the Buyer’s liability for losses and damages caused to other shareholders as a result of non-compliance with the obligations imposed by this article.

Paragraph 6 The provisions of this article do not apply in the event that a person becomes the holder of shares issued by the Company in an amount superior than 20% (twenty percent) of the total shares issued by him/her as a result of: (i) legal succession, under the condition that the shareholder alienates the excess of shares within 30 (thirty) days from the relevant event; (ii) the merger of another company by the Company; (iii) the merger of shares of another company by the Company; or (iv) the subscription of the Company’s shares, carried out in a single primary issue, which has been approved at the Annual Meeting of the Company’s shareholders, called by its Board of Directors, and whose capital increase proposal has determined the fixing of the price issue of shares based on a fair price obtained from an economic and financial appraisal report of the Company carried out by a specialized company with proven experience in the appraisal of publicly-held companies. Furthermore, the provisions of this article do not apply to current shareholders who already own 20% (twenty percent) or more of the total shares issued by the Company and its successors on the effective date of adhesion and listing of the Company on the Novo Mercado, applying exclusively to those investors who acquire shares and become shareholders of the Company after such Annual Meeting.

Paragraph 7 For the purposes of calculating the percentage of 20% (twenty percent) of the total shares issued by the Company described in the head provision of this article, it will be not computed the involuntary increases in shareholding resulting from the cancellation of treasury shares or reduction of the share capital of the Company with the cancellation of shares.

Paragraph 8 The Annual Meeting may exempt the Buyer from the obligation to make the public offering for acquisition of shares provided for in this article, if it is of the Company’s interest.

Paragraph 9 The shareholders holding at least twenty percent (20%) of the shares issued by the Company may request the Company’s managers to call a special shareholders’ meeting to resolve on a new appraisal of the Company for purposes of reviewing the acquisition price, pursuant to the procedures provided for in article 4-A of the

Brazilian Corporation Law and in compliance with the provisions of the applicable CVM regulations, B3’s regulations, and the terms of this Chapter. The costs of preparing the appraisal report shall be borne entirely by the Buyer.

Paragraph 10 If the above-mentioned special meeting decides to carry out a new evaluation and the appraisal report determines an amount higher than the initial value of the public offering for the acquisition of shares, the Buyer may withdraw from it, and in this case, it is obligated to observe, as applicable, the procedure provided for in articles 23 and 24 of CVM Instruction 361/02, and to alienate the excess of participation within 3 (three) months from the date of the same special meeting.

Paragraph 11 For purposes of interpretation of this article, the terms beginning with capital letters below shall have the following meanings:

“Purchaser” means any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Shareholder Group.

“Shareholder Group” means the group of persons: (i) bound by voting contracts or agreements of any nature, either directly or through companies controlled, controlling or under common control; or (ii) between which there is a control relationship; or (iii) under common control.

Section IV - Common Provisions

Article 48 The formulation of a single public offer for the acquisition of shares is allowed, aiming at more than one of the purposes provided for in this Chapter VII of these Articles of Incorporation, in the Novo Mercado Regulation or in the regulations issued by CVM, provided that it is possible to reconcile the procedures of all types of public offering for the acquisition of shares and there is no prejudice to the recipients of the offer and authorization from CVM is obtained, when required by applicable law.

Article 49 The shareholders responsible for fulfilling the public offerings for the acquisition of shares provided for in this Chapter VII of these Articles of Incorporation, in the Novo Mercado Regulation or in the regulations issued by CVM may ensure that they are fulfilled through any shareholder or third party. The Company or the shareholder, as the case may be, is not exempt from the obligation to carry out the public offer for the acquisition of shares until it is concluded in compliance with the applicable rules.

CHAPTER IX

ARBITRAL JUDGE

Article 50 The Company, its shareholders, managers, members of the Audit Committee, effective and alternate, if any, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in the form of its regulation, any dispute that may arise among them, related to or arising from its condition as issuer, shareholders, managers, and members of the Audit Committee, in particular, arising from the provisions contained in Law 6,385/76, in the Brazilian Corporation Law, in the Articles of Incorporation of the Company, pursuant to the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, in addition to those contained in the Novo Mercado Regulation, other B3 regulations and the Novo Mercado Participation Agreement.

Paragraph 1 Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the Arbitration Court is constituted, it shall be sent to the Judiciary Power, pursuant to item 5.1.3 of the Arbitration Regulation of the Market Arbitration Chamber.

Paragraph 2 Brazilian law shall be the only one applicable to the merits of any and all disputes, as well as to the execution, interpretation and validity of this arbitration clause. The Arbitration Court will be composed of arbitrators chosen in the manner provided for in the Arbitration Regulations of the Market Arbitration Chamber. The arbitration proceeding will take place in the City of São Paulo, State of São Paulo, where the arbitration sentence is to be rendered. The arbitration shall be administered by the Market Arbitration Chamber itself, and shall be conducted and judged according to the relevant provisions of the Arbitration Rules.

CHAPTER X

LIQUIDATION OF THE COMPANY

Article 51 The Company will go into liquidation in the cases determined by law, and the Annual Meeting is responsible for electing the liquidator or liquidators, as well as the Audit Committee that shall function during this period, in compliance with the legal formalities.

CHAPTER XI

FINAL AND TRANSITORY PROVISIONS

Article 52 The cases not provided for in these Articles of Incorporation shall be resolved by the Annual Meeting and regulated in accordance with the provisions of the Brazilian Corporation Law, with due regard for the Novo Mercado Regulation.

Article 53 The Company shall comply with the shareholders’ agreements filed at its headquarters, the registration of transfer of shares and the counting of votes cast at a Annual Meeting or at a meeting of the Board of Directors contrary to its terms being prohibited.

Article 54 The Company shall make available to its shareholders and third parties, at its headquarters, the contracts with related parties, shareholders’ agreements and option programs for the acquisition of shares or other securities issued by the Company.

Article 55 The Corporation and any of its subsidiaries, whether direct or indirect, are prohibited from selling any option contracts (directly or indirectly), or even signing option contracts in which it is the launcher, with the exception of companies that have this activity in their corporate purpose. Call options are defined as those that give their holder the right to buy the underlying asset on a certain date at a certain price; and as puts, those that provide their holders with the right to sell the underlying asset on a certain date for a certain price. For the purposes of this article, option contracts will be those that directly or indirectly, expressly or implicitly, provide any advantage to the Corporation in return for market volatility, that is, when there is a risk of fluctuation in the price of the underlying asset covered by the contract. Among which, but not limited to, any operations in which the underlying asset covered by the contract is subject to the dollar rate, price of gold, commodities, government bonds, exchange rate variation and interest rate variation.

Sole Paragraph The prohibition referred to in the head provision above is not applicable to the execution of a contract, agreement or other instrument of assumption of rights and obligations in the context of financial transactions upon issue, by the Company and any of its subsidiaries, whether direct or indirect, which entail the issuance of debt securities, including, but not limited to, promissory notes, bonds, commercial papers, notes, bonds, as provided for in these Articles of Incorporation.

EXHIBIT D

VOTING STATEMENT

VOTING STATEMENT OF THE SHAREHOLDER BNDES PARTICIPAÇÕES S.A. – BNDESPAR REGARDING AN ITEM ON THE AGENDA OF JBS S.A.’S ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2024

Item 1 on the Agenda of the Annual Shareholders’ Meeting: To resolve on the financial statements and Management accounts for the fiscal year ended December 31, 2023

BNDESPAR records its vote in favor of the approvement of the Financial Statements for the fiscal year ended December 31, 2023, with reservations regarding the accounts of JBS S.A.’s Management, which are not approved by BNDESPAR.

Therefore, BNDES does not grant discharge nor exonerates the Company’s Management of responsibility regarding their accounts for the fiscal year ended December 31, 2023.

BNDESPAR Participações S/A – BNDESPAR

Received by the Chair of the Annual Shareholders’ Meeting

Rio de Janeiro, April 26, 2024.